RECEIVED

2004 NOV 29 P 12:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046437

Tractebel Energia

SUEZ

Florianópolis, November 16th, 2004.

CE DF-0025/2004

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3-2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: N° 82-4760

SUPPL

Gentleman,

We are enclosing a copy of Tractebel Energia's Third 2004 Quarterly Information Report, which was prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Diretor Financeiro e de Relações com Investidores

PROCESSED
DEC 0 8 2004
THOMSON FINANCIAL

cc.: Arianna Ferreira-Foley
The Bank Of New York

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)221 7000 Fax: (48)221 7001

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, Nº 366				CENTRO
3 - CEP	4 - MUNICÍPIO			5 - UF
88015-110	FLORIANÓPOLIS			SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
048	221-7015	-	-	
15 - E-MAIL				
mantuano@tractebelenergia.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
MARC JACQUES ZELIE VERSTRAETE				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO
4 - CEP	5 - MUNICÍPIO			6 - UF
88015-110	FLORIANÓPOLIS			SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
048	221-7060	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
048	221-7002	-	-	
16 - E-MAIL				
marc@tractebelenergia.com.br				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2004	31/12/2004	3	01/07/2004	30/09/2004	2	01/04/2004	30/06/2004

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
TREVISAN AUDITORES INDEPENDENTES	00210-0
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
ESTEFAN GEORGE HADDAD	564.042.128-20

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/09/2004	2 - TRIMESTRE ANTERIOR 30/06/2004	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/2003
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	464.052.075
2 - Preferenciais	188.690.118	188.690.118	188.690.118
3 - Total	652.742.193	652.742.193	652.742.193
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA
Empresa Comercial, Industrial e Outras

2 - TIPO DE SITUAÇÃO
Operacional

3 - NATUREZA DO CONTROLE ACIONÁRIO
Privada Nacional

4 - CÓDIGO ATIVIDADE
112 - Energia elétrica

5 - ATIVIDADE PRINCIPAL
Geração e Comercialização de Energia Elétrica

6 - TIPO DE CONSOLIDADO
Total

7 - TIPO DO RELATÓRIO DOS AUDITORES
Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2004	4 - 30/06/2004
1	Ativo Total	5.037.794	4.925.677
1.01	Ativo Circulante	985.928	854.167
1.01.01	Disponibilidades	1.266	6.149
1.01.01.01	Numerário Disponível	1.266	6.149
1.01.02	Créditos	957.458	824.688
1.01.02.01	Titulos e Valores Mobiliários	458.681	201.000
1.01.02.02	Recursos Vinculados a Pgto de Obrigações	11.228	8.602
1.01.02.03	Consumidores e Concessionárias	448.876	452.692
1.01.02.04	(-) Prov. p/Créditos de Liq. Duvidosa	(140.516)	(142.949)
1.01.02.05	Adiantamento a Fornecedores	8.552	35.391
1.01.02.06	Créditos da Cta Cons.Combustível-CCC/CDE	25.903	25.711
1.01.02.07	Alienações, Serv.em Curso e Disp.Reemb.	10.448	13.920
1.01.02.08	Tributos e Contrib. Sociais a Recuperar	36.741	78.720
1.01.02.09	Cauções e Dep.Vinculados - MAE	9.981	9.490
1.01.02.10	Devedores Diversos - Conc.Energia Elétr.	6.760	6.760
1.01.02.11	Ativo Fiscal Diferido	80.804	135.351
1.01.03	Estoques	12.810	13.511
1.01.04	Outros	14.394	9.819
1.01.04.01	Despesas Pagas Antecipadamente	7.514	3.349
1.01.04.02	Outros	6.880	6.470
1.02	Ativo Realizável a Longo Prazo	280.443	289.715
1.02.01	Créditos Diversos	279.960	289.232
1.02.01.01	Concessionárias	16.905	18.912
1.02.01.02	Devedores Diversos - Conc.Energia Elétr.	15.312	16.953
1.02.01.03	Tributos e Contrib. Sociais a Recuperar	34.115	33.304
1.02.01.04	Provisão p/Perdas na Recup. Créd. ICMS	(29.743)	(29.743)
1.02.01.05	Alienação de Bens e Direitos	28.802	28.000
1.02.01.06	Depósitos Judiciais	25.646	24.993
1.02.01.07	Ativo Fiscal Diferido	188.923	196.813
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	483	483
1.03	Ativo Permanente	3.771.423	3.781.795
1.03.01	Investimentos	655.361	629.146
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	653.494	627.279
1.03.01.03	Outros Investimentos	1.867	1.867
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.742	1.742
1.03.01.03.02	Outros	125	125
1.03.02	Imobilizado	3.116.062	3.152.649
1.03.03	Diferido	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2004	4 -30/06/2004
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	533.901	298.566

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2004 a 30/09/2004	4 - 01/01/2004 a 30/09/2004	5 - 01/07/2003 a 30/09/2003	6 - 01/01/2003 a 30/09/2003
3.05	Resultado Bruto	328.067	833.822	203.764	502.083
3.06	Despesas/Receitas Operacionais	13.594	(217.672)	(131.145)	(39.104)
3.06.01	Com Vendas	(42.117)	(90.541)	(156.228)	(177.706)
3.06.01.01	Pessoal	(920)	(3.363)	(710)	(2.379)
3.06.01.02	Serviço de Terceiro	(350)	(925)	(501)	(1.043)
3.06.01.03	Encargos de Uso da Rede Elétrica	(42.108)	(85.161)	(10.897)	(27.827)
3.06.01.04	Provisão/Reversão-Créditos Liqu.Duvidosa	2.433	2.433	(142.949)	(142.949)
3.06.01.05	Outras	(1.172)	(3.525)	(1.171)	(3.508)
3.06.02	Gerais e Administrativas	(20.162)	(122.467)	36.225	(3.839)
3.06.02.01	Pessoal	(7.347)	(24.240)	(6.162)	(19.323)
3.06.02.02	Serviço de Terceiro	(4.476)	(13.767)	(2.692)	(8.631)
3.06.02.03	Depreciação / Amortização	(415)	(1.225)	(373)	(1.111)
3.06.02.04	Constituição de Provisões Operacionais	(4.658)	(81.290)	(23.221)	(34.565)
3.06.02.05	Reversão de Provisões Operacionais	10.203	38.312	81.925	97.524
3.06.02.06	Taxa de Fiscalização	(1.466)	(4.398)	(1.243)	(3.729)
3.06.02.07	Previdência Privada - SB-40	(5.311)	(16.801)	(6.925)	(17.535)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.687)	(5.060)	(1.687)	(5.060)
3.06.02.09	Outras	(5.005)	(13.998)	(3.397)	(11.409)
3.06.03	Financeiras	47.971	(49.204)	(29.587)	62.177
3.06.03.01	Receitas Financeiras	11.294	46.854	17.619	53.109
3.06.03.01.01	Rendas de Aplicações Financeiras	10.087	28.325	13.135	40.445
3.06.03.01.02	Variação Monetária	153	4.591	331	3.398
3.06.03.01.03	Outras	1.054	13.938	4.153	9.266
3.06.03.02	Despesas Financeiras	36.677	(96.058)	(47.206)	9.068
3.06.03.02.01	Encargos de Dívidas	(25.047)	(75.617)	(20.048)	(101.292)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2004 a 30/09/2004	4 - 01/01/2004 a 30/09/2004	5 - 01/07/2003 a 30/09/2003	6 - 01/01/2003 a 30/09/2003
3.06.03.02.02	Encargos/Reversão Enc. s/Prov.Operac.	1.094	(1.466)	(1.392)	(7.772)
3.06.03.02.03	Encargos s/Obrig.Contr. Fundação ELOS	(1.721)	(5.242)	(1.824)	(5.469)
3.06.03.02.04	Variação Monetária s/Empr.Financiamentos	66.816	11.214	(19.733)	160.081
3.06.03.02.05	Var.Monet.s/Prov./Rev.Provisões Operac.	1.199	(530)	917	(9.400)
3.06.03.02.06	Var. Monet.s/Obrig.Contr.Fundação ELOS	(1.728)	(4.926)	(169)	(10.804)
3.06.03.02.07	Variação Monetária - Outras	(2.188)	(5.504)	(219)	(1.325)
3.06.03.02.08	Outras	(1.748)	(13.987)	(4.738)	(14.951)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	27.902	44.540	18.445	80.264
3.07	Resultado Operacional	341.661	616.150	72.619	462.979
3.08	Resultado Não Operacional	(62)	(2.617)	(313)	(2.821)
3.08.01	Receitas	11	29.011	0	694
3.08.02	Despesas	(73)	(31.628)	(313)	(3.515)
3.09	Resultado Antes Tributação/Participações	341.599	613.533	72.306	460.158
3.10	*Provisão para IR e Contribuição Social*	(44.653)	(44.441)	(79.123)	(150.979)
3.10.01	Contribuição Social	(13.508)	(13.465)	(19.719)	(38.928)
3.10.02	Imposto de Renda	(31.145)	(30.976)	(59.404)	(112.051)
3.11	IR Diferido	(61.611)	(35.191)	109.028	70.722
3.11.01	Contribuição Social	(14.757)	(37.752)	26.733	16.555
3.11.02	Imposto de Renda	(46.854)	2.561	82.295	54.167
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0

NOTA 1 - CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava e da Unidade de Co-geração Lajes, é de 5.859 MW, dos quais 79,30% em usinas hidrelétricas e 20,70% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS), Complexo Termelétrico Jorge Lacerda (SC) e Unidade de Co-geração Lages (SC).

A capacidade de fornecimento de energia elétrica da Companhia, incluindo os contratos para compra de longo prazo firmados com a controlada Itá Energética S.A. - ITASA e com a Companhia de Interconexão Energética – CIEN, é de 6.201 MW.

As concessões e autorizações detidas pela Companhia e suas controladas estão relacionadas na Nota 8-d.

O controle acionário da Companhia pertence à Tractebel EGI South America Ltda., empresa constituída no Brasil sob o controle da Suez-Tractebel Sociètè Anonyme, nova denominação da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social, a qual é detentora da concessão da UHE Cana Brava, localizada no Rio Tocantins, Estado de Goiás. A Companhia detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma SPE – Sociedade de Propósito Específico constituída para construir e explorar, em parceria, através de consórcio, a UHE Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. Detém, ainda, 99,99% das quotas de capital da Lages Bioenergética Ltda., a qual detém autorização para implantar e explorar a Unidade de Co-geração Lages, no Município de Lages (SC). As principais características das controladas e de seus empreendimentos estão descritas na Nota 7-b.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em milhares de Reais, exceto onde indicado de maneira diferente.

04.01 - NOTAS EXPLICATIVAS

Detalhamento em Notas Explicativas

As Notas Explicativas pertinentes ao Balanço Patrimonial Consolidado e à Demonstração do Resultado Consolidado, quando aplicáveis, estão apresentadas no quadro 16.01.

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente e ao patrimônio líquido estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Ativos circulante e realizável a longo prazo

Os títulos e valores mobiliários são registrados ao custo e acrescidos dos rendimentos auferidos até a data-base das Informações Trimestrais. Os valores contábeis, caso excedam os preços médios de mercado, são ajustados através de constituição de provisão;

a provisão para créditos de liquidação duvidosa está associada a créditos decorrentes de operações realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE. As demais contas a receber possuem garantias e ausência de histórico de perdas, não justificando o registro de provisão (ver Nota 4);

o imposto de renda e a contribuição social diferidos (ativo fiscal diferido) são calculados às alíquotas de 25% e 9%, respectivamente, e são reconhecidos com base em prejuízos fiscais e diferenças temporárias. A segregação entre circulante e realizável a longo prazo obedece a expectativa de realização dos valores que lhe deram origem;

os materiais em estoque são registrados ao custo médio ponderado de aquisição, que não excede o valor de mercado;

os ativos indexados são atualizados até a data-base das Informações Trimestrais.

b) Permanente

Os investimentos em sociedades controladas e controlada em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos são reconhecidos pelo custo de aquisição, que não excede o valor de mercado;

o imobilizado é registrado ao custo de aquisição ou construção. A depreciação é calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia e suas controladas, em consonância com os citados atos normativos, estão demonstradas na Nota 8;

os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, são computados como custo do respectivo imobilizado;

até 31.12.1998, foram capitalizados juros sobre o capital próprio vinculado às obras em andamento, em consonância com a legislação específica do setor elétrico. A partir de 01 de janeiro de 1999, a Companhia descontinuou esta prática e a partir de 01 de janeiro de 2002 a mesma deixou de ser praticada no setor elétrico brasileiro, em função de alteração das normas da ANEEL que disciplinavam esta matéria.

c) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) são registrados com base em avaliação atuarial, pelo Método da Unidade de Crédito Projetada, e atualizados mensalmente pelos índices contratuais, no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 15);

os empréstimos e financiamentos e os encargos decorrentes, apropriados até a data-base das Informações Trimestrais, são atualizados pelas taxas de câmbio ou índices contratuais (ver Nota 12) e as demais obrigações são registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

d) Resultado do período

As receitas e despesas são registradas com observância do regime de competência dos exercícios.

e) Arrendamento mercantil

As operações de arrendamento mercantil existentes na Companhia não possuem valores relevantes e são reconhecidas diretamente no resultado, com base nas contraprestações contratuais (ver Nota 18).

Demonstrações Financeiras Consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 7-b.1).

Em face da alta proporção de participação da controladora nas demais sociedades controladas (ver Nota 7-b), não há efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

NOTA 3 – TÍTULOS E VALORES MOBILIÁRIOS

	30.09.2004	30.06.2004
Certificado de Depósito Bancário – CDB	354.370	129.335
Letras Financeiras do Tesouro – LFT	41.385	20.739
Notas do Banco Central – NBC-E	26.652	28.700
Debêntures	36.274	22.990
	458.681	**201.764**
Provisão para redução ao valor de mercado	-	(764)
	458.681	**201.000**

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até a data-base das Informações Trimestrais.

NOTA 4 – CONSUMIDORES E CONCESSIONÁRIAS

	30.09.2004				30.06.2004
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Consumidores livres	28.296	3.691	103	32.090	24.941
Concessionárias	164.458	-	-	164.458	169.198
Comercializadoras	51.168	194	916	52.278	35.048
Exportação	32.597	3.827	-	36.424	56.510
Transações no âmbito do MAE	151.679	-	11.947	163.626	166.995
	428.198	**7.712**	**12.966**	**448.876**	**452.692**
(-) Provisão para Créditos de Liquidação Duvidosa	(140.516)	-	-	(140.516)	(142.949)
	287.682	**7.712**	**12.966**	**308.360**	**309.743**
Longo prazo					
Transações no âmbito do MAE	16.905	-	-	16.905	18.912
	16.905	**-**	**-**	**16.905**	**18.912**

As unidades 4 e 5 da UTE William Arjona estão disponibilizadas para a Comercializadora Brasileira de Energia Emergencial – CBEE, com potência de 70 MW, conforme contrato de suprimento de energia elétrica firmado em janeiro de 2002, com vigência até dezembro de 2004. O saldo a receber, incluído na rubrica "Comercializadoras" é de R$ 7.369, em 30.09.2004 (R$ 6.954, em 30.06.2004).

04.01 - NOTAS EXPLICATIVAS

No trimestre anterior, a Companhia exportou energia elétrica para a Argentina e para o Uruguai, em regime de emergência, para atender demanda daqueles países. As exportações deram-se por intermédio da Companhia de Interconexão Energética – CIEN e da ELETROBRÁS, respectivamente. O valor a receber, decorrente destas exportações, é de R$ 3.827.

Ainda no trimestre anterior, a Companhia venceu o Concurso Público promovido pela Compañia Administradora Del Mercado Mayorista Eléctrico Sociedad Anônima – CAMMESA, para a exportação de até 500 MWh de energia elétrica para a Argentina, durante os meses de junho a agosto de 2004, tendo recebido a respectiva autorização da ANEEL, através da Resolução Autorizativa nº 261, de 03.06.2004, daquela Agência. O saldo a receber, decorrente destas exportações, é de R$ 32.197.

No mês de setembro, houve exportação de energia elétrica, através da Enertrade e da CHESF, para o Uruguai e para a Argentina, respectivamente, cujo valor a receber é de R$ 400.

Na coluna de valores vencidos há mais de 90 dias, constante do quadro retro apresentado, destaca o valor de R$ 11.947, que se refere ao saldo dos débitos de agentes inadimplentes na 1ª liquidação do MAE, realizada em 30.12.2002. Tais débitos estão sendo objeto de negociação bilateral.

Em setembro de 2003, a Companhia constituiu provisão, no valor de R$ 142.949, em virtude de incertezas quanto à realização de créditos decorrentes de transações ocorridas no âmbito do MAE, cujos agentes devedores ingressaram com ações judiciais por discordarem da interpretação adotada por aquele órgão, relativamente às disposições do Despacho ANEEL nº 288, de 16.05.2002. Neste trimestre, um dos autores desistiu da ação impetrada, o que permitiu ao MAE ajustar os valores pendentes, resultando, para a Companhia, uma reversão de provisão no valor de R$ 2.433.

NOTA 5 – ATIVO FISCAL DIFERIDO

Natureza dos créditos	30.09.2004 Base de cálculo	Imposto de renda	Contribuição social	Total	30.06.2004 Total
Provisão para perdas Jacuí	606.171	-	54.555	54.555	54.555
Remuneração das Imobilizações em Curso - RIC	252.512	33.433	-	33.433	33.433
Provisão para contingências	106.274	26.569	9.565	36.134	38.130
Provisão para grandes manutenções	34.787	8.697	3.131	11.828	10.630
Provisão bônus gerencial	1.008	252	91	343	331
Participação de empregados nos lucros	631	158	57	215	212
Provisão aquisição energia elétrica	5.968	1.492	537	2.029	11.644
Provisão para deságio na alienação de créditos fiscais	73	18	7	25	34
Provisão para créditos de liquidação duvidosa	140.516	35.129	12.646	47.775	48.603
Provisão honorários advocatícios	600	150	54	204	202
Provisão para amortização acelerada UTE William Arjona	31.737	7.934	2.856	10.790	9.608
Provisão para desvalorização de títulos e valores mobiliários	-	-	-	-	260
Provisão p/perdas com créditos de ICMS	29.743	7.436	2.677	10.113	10.113
Benefícios pós-emprego	148.371	37.092	13.353	50.445	49.054
Outras provisões	-	-	-	-	2.066
Prejuízo fiscal	-	-	-	-	39.383
Base negativa da contribuição social	131.532	-	11.838	11.838	23.906
	-	158.360	111.367	269.727	332.164
Classificação do ativo fiscal diferido:					
Circulante		60.300	20.504	80.804	135.351
Realizável a longo prazo		98.060	90.863	188.923	196.813
		158.360	111.367	269.727	332.164

04.01 - NOTAS EXPLICATIVAS

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente da base negativa da contribuição social, a realização dar-se-á pela compensação de sua base, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Conforme mencionado na Nota 10, em junho a Companhia transferiu 33,33% do empreendimento Jacuí à empresa Elétrica Jacuí S.A. – ELEJA e, anteriormente, havia procedido à baixa de equipamentos vinculados ao projeto, os quais se tornaram imprestáveis ou obsoletos. Em decorrência destes fatos, houve reversão de parte da provisão para perdas econômicas, no valor de R$ 365.581. A realização do saldo da provisão para perdas econômicas da UTE Jacuí está baseada no pressuposto da conclusão do projeto. Nesta situação, a provisão realizar-se-á na proporção da depreciação do empreendimento, após sua entrada em operação. O valor do ativo fiscal diferido refere-se à Contribuição Social sobre o Lucro Líquido e foi constituído em 1997. A Administração da Companhia está aguardando definições sobre pendências envolvendo o projeto, para reconhecer o Imposto de Renda diferido sobre a referida provisão, no valor de R$ 151.543, ocasião em que o total do ativo fiscal diferido será complementado, observando-se o limite de dez anos para a sua recuperação.

Estudo técnico de viabilidade, examinado pelo Conselho Fiscal e aprovado pelos órgãos de administração da Companhia, indica que os ativos fiscais diferidos existentes serão totalmente recuperados por lucros tributáveis futuros. Referido estudo técnico está em consonância com a Instrução CVM nº 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados pela Administração da Companhia, conforme abaixo apresentados:

Natureza dos ativos	2004	2005	2006	2007	2008	Próximos 2 anos	Próximos 3 anos	Após 2013	Total
Provisão para perdas Jacuí	-	-	-	-	-	4.910	7.365	42.280	54.555
Provisão para créditos de liquidação duvidosa	-	-	-	-	-	47.775	-	-	47.775
Demais diferenças temporárias	24.042	24.784	12.029	14.828	18.226	45.868	15.782	-	155.559
Base negativa da contribuição social	6.276	5.562	-	-	-	-	-	-	11.838
Ativo fiscal diferido, registrado	**30.318**	**30.346**	**12.029**	**14.828**	**18.226**	**98.553**	**23.147**	**42.280**	**269.727**
Ativo fiscal diferido, não registrado	-	-	-	-	-	-	-	29.695	29.695
	30.318	30.346	12.029	14.828	18.226	98.553	23.147	71.975	299.422

Na elaboração do quadro acima, o ano de 2004 compreende somente 3 meses (outubro a dezembro).

NOTA 6 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	30.09.2004		30.09.2003	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**613.533**	**613.533**	**460.158**	**460.158**
Diferenças permanentes				
Adições				
Amortização de ágio	-	5.060	-	5.060
Gratificação e 13° de dirigentes	-	869	-	862
Doações incentivadas	150	150	-	-
Doações indedutíveis	143	143	205	205
Outras despesas indedutíveis	460	460	364	364
Exclusões				
Equivalência patrimonial	(44.540)	(44.540)	(80.263)	(80.263)
Reversão de juros sobre o capital próprio	-	-	(144.000)	(144.000)
Provisão p/Perdas da UTE Jacuí	-	(365.581)	-	-
Remuneração das Imobilizações em Curso – RIC	-	(95.085)	-	(10.076)
(=) **Base de cálculo dos tributos no resultado**	**569.746**	**115.009**	**236.464**	**232.310**
Alíquotas	9%	25%	9%	25%
(=) **Contribuição social e imposto de renda**	**(51.277)**	**(28.752)**	**(21.281)**	**(58.077)**
Adicional de 10% sobre lucro até R$ 20 mensais	-	18	-	18
Ajuste incentivos fiscais	-	150	-	-
Ajuste de base negativa da CSLL anterior a 1992	-	-	(1.074)	-
Outros	60	169	(18)	175
(=) **Contrib. social e imposto renda no resultado**	**(51.217)**	**(28.415)**	**(22.373)**	**(57.884)**
Composição dos tributos no resultado:				
Corrente	(13.465)	(30.976)	(38.928)	(112.051)
Diferido	(37.752)	2.561	16.555	54.167
	(51.217)	(28.415)	(22.373)	(57.884)

NOTA 7 – INVESTIMENTOS

a) Composição

	30.09.2004	30.06.2004
Participações societárias permanentes avaliadas pela equivalência patrimonial		
Itá Energética S.A. – ITASA		
Equivalência patrimonial	247.275	257.437
Ágio	13.159	13.731
	260.434	**271.168**
Companhia Energética Meridional – CEM		
Equivalência patrimonial	322.621	287.186
Ágio	36.776	37.891
	359.397	**325.077**
Delta Energética S.A.		
Equivalência patrimonial	7	7
Tractebel Energia Comercializadora Ltda.		
Equivalência patrimonial	(43)	10
Lages Bioenergética Ltda.		
Equivalência patrimonial	33.699	31.017
	653.494	**627.279**
Participações societárias permanentes avaliadas pelo custo de aquisição		
Mercado Atacadista de Energia Elétrica – MAE		
Quota de participação	3	3
	653.497	**627.282**
Bens e direitos de uso futuro e destinados à alienação	**1.742**	**1.742**
Outros investimentos	**122**	**122**
	655.361	**629.146**

b) Participações societárias permanentes

b.1 - Itá Energética S.A. – ITASA (Controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo a exploração da UHE Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os Municípios de Itá (SC) e Aratiba (RS) e

04.01 - NOTAS EXPLICATIVAS

possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em março de 2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	30.09.2004	**30.06.2004**
Quantidade de ações do capital social	520.219.172	520.219.172
Quantidade de ações de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,750	48,750
Capital social	426.300	426.300
Patrimônio líquido	507.232	528.076
Resultado do período	(2.904)	17.940
Investimento:		
Equivalência patrimonial	247.275	257.437
Ágio	13.159	13.731
Resultado de equivalência patrimonial	(1.416)	8.746

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O ágio amortizado no 3º trimestre de 2004 foi de R$ 572.

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir, os quais foram consolidados na proporção do investimento da Companhia no capital social da controlada:

ATIVO	30.09.2004	30.06.2004
Circulante	68.122	129.112
Realizável a longo prazo	2.784	2.690
Permanente	1.116.245	1.126.700
	1.187.151	**1.258.502**
PASSIVO		
Circulante	119.715	161.011
Exigível a longo prazo	560.204	569.415
Patrimônio líquido	507.232	528.076
	1.187.151	**1.258.502**

RESULTADO	30.09.2004	30.09.2003
Receitas operacionais brutas	251.309	270.121
Deduções da receita operacional	(21.949)	(10.779)
Receitas líquidas de vendas	**229.360**	**259.342**
CUSTOS DE ENERGIA ELÉTRICA		
Energia elétrica – exposição no MAE	(89.928)	(84.074)
Custo de produção de energia elétrica	(35.046)	(35.311)
	(124.974)	**(119.385)**
RESULTADO BRUTO	**104.386**	**139.957**
DESPESAS OPERACIONAIS		
Despesas com vendas	(16.746)	(13.512)
Despesas gerais e administrativas	(14.532)	(15.696)
	(31.278)	**(29.208)**
Resultado do serviço	**73.108**	**110.749**
Despesas financeiras líquidas	**(76.011)**	**(96.346)**
RESULTADO OPERACIONAL	**(2.903)**	**14.403**
RESULTADO NÃO OPERACIONAL	**(1)**	**-**
RESULTADO ANTES DOS TRIBUTOS	**(2.904)**	**14.403**
Imposto de renda e contribuição social	**-**	**(4.936)**
(PREJUÍZO) LUCRO DO PERÍODO	**(2.904)**	**9.467**

b.2 - Companhia Energética Meridional – CEM (Controlada)

A CEM detém a concessão da UHE Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.09.2004			30.06.2004
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	79.063.566	146.107.126	225.170.692	225.170.692
Quantidade de ações de propriedade da Tractebel Energia	79.063.562	146.107.126	225.170.688	225.170.688
Participação %	99,99	100,00	99,99	99,99
Capital social	78.748	145.474	224.222	224.222
Patrimônio líquido	-	-	322.621	287.186
Resultado do período	-	-	42.843	7.408
Investimento:				
Equivalência patrimonial	-	-	322.621	287.186
Ágio	-	-	36.776	37.891
Resultado de equivalência patrimonial	-	-	42.843	7.408

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e está sendo amortizado pelo prazo de 10 anos, a partir de janeiro de 2003.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a.

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação, que foram utilizados para aporte de capital durante a fase pré-operacional da investida.

O ágio amortizado no 3º trimestre de 2004 foi de R$ 1.115.

b.3 – Delta Energética S.A. (Controlada)

A Companhia detém 9.999 das 10.000 ações que compõem o Capital Social da Delta. Esta controlada foi constituída em 31.10.2001, sob a denominação de Delta Participações S.A. e em 26.04.2004 teve sua denominação social alterada para Delta Energética S.A. A controlada não exerceu atividades até o presente momento.

b.4 – Tractebel Energia Comercializadora Ltda. (Controlada)

O capital social desta controlada é de R$ 26, representado por 26.000 quotas de capital, das quais a Companhia possui 25.999.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.09.2004	30.06.2004
Quotas que compõem o capital social	26.000	26.000
Quotas de propriedade da Tractebel Energia	25.999	25.999
Participação %	99,99	99,99
Capital social	26	26
Patrimônio líquido	(43)	10
Resultado do período	(53)	-
Investimento:		
Equivalência patrimonial	(43)	10
Resultado de equivalência patrimonial	(53)	-

b.5 – Lages Bioenergética Ltda. (Controlada)

Sociedade constituída em 26.06.2002, tendo recebido autorização da Agência Nacional de Energia Elétrica – ANEEL, em 30.10.2002, para estabelecer-se como Produtor Independente, mediante a implantação da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. A unidade de co-geração possui um sistema de transmissão de interesse restrito, composto de uma subestação com transformador de 31.250 kVA – 13,8/138 kV e de uma linha de transmissão de 138 kV, em circuito simples, de aproximadamente 5 km de extensão. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002. As obras do empreendimento iniciaram em janeiro de 2003 com previsão de conclusão para abril de 2004, contudo, o cronograma foi antecipado e sua conclusão ocorreu em 16.12.2003. A Agência Nacional de Energia Elétrica – ANEEL, através do Despacho nº 990, de 19.12.2003, liberou o inicio da operação comercial da central geradora a partir do dia 23.12.2003.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.09.2004	30.06.2004
Quotas que compõem o capital social	30.529.984	30.529.984
Quotas de propriedade da Tractebel Energia	30.529.983	30.529.983
Participação %	99,99	99,99
Capital social	30.530	30.530
Patrimônio líquido	33.699	31.017
Resultado do período	3.169	487
Investimento:		
Equivalência patrimonial	33.699	31.017
Resultado de equivalência patrimonial	3.169	487

NOTA 8 – ATIVO IMOBILIZADO

a) Composição

	30.09.2004		30.06.2004
	Taxas médias de depreciação	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Geração Hidráulica			
UHE Salto Santiago	2,5	638.761	638.691
UHE Salto Osório	2,8	288.901	288.646
UHE Passo Fundo	2,5	123.257	123.216
UHE Itá (participação em consórcio)	2,3	1.236.174	1.236.174
UHE Machadinho (participação em consórcio)	2,4	178.888	178.890
		2.465.981	2.465.617
(-) Depreciação Acumulada		(889.800)	(874.548)
		1.576.181	**1.591.069**
Geração Térmica			
Complexo Jorge Lacerda	4,2	2.453.135	2.452.063
UTE Charqueadas	4,4	55.300	54.959
UTE Alegrete	4,0	8.101	8.101
UTE William Arjona	4,3	142.872	144.951
		2.659.408	2.660.074
(-) Depreciação Acumulada		(1.154.277)	(1.129.431)
		1.505.131	**1.530.643**
Sistema de Comunicação	6,1	1.674	1.674
(-) Depreciação Acumulada		(1.001)	(932)
		673	742
Equipamentos Gerais e Outros	10,0	29.723	29.364
(-) Depreciação Acumulada		(15.901)	(15.592)
		13.822	13.772
		3.095.807	3.136.226

04.01 - NOTAS EXPLICATIVAS

Composição do Ativo Imobilizado (continuação)

	30.09.2004 Custo corrigido	30.06.2004 Custo corrigido
Total das Imobilizações em Serviço	**3.095.807**	**3.136.226**
Imobilizações em Curso		
Geração Hidráulica		
UHE Salto Santiago (obra de adição)	842	287
UHE Salto Osório (obra de adição)	11.183	8.416
UHE Itá (custos retardatários)	722	775
Outros	171	1.172
	12.918	**10.650**
Geração Térmica		
UTE Jacuí	56.064	55.740
UTE Jorge Lacerda (obra de adição)	4.792	3.901
UTE Charqueadas (obra de adição)	275	531
Outros	988	67
	62.119	**60.239**
Outros	**1.782**	**2.098**
	76.819	**72.987**
Imobilizações líquidas	**3.172.626**	**3.209.213**
Obrigações Especiais	**(56.564)**	**(56.564)**
	3.116.062	**3.152.649**

b) Mutação no trimestre

	30.09.2004	30.06.2004
Saldos no início dos trimestres	**3.152.649**	**3.222.497**
Aquisições	7.520	3.037
Depreciações e amortizações	(40.476)	(42.607)
Baixas	(3.631)	(30.278)
Saldos no final dos trimestres	**3.116.062**	**3.152.649**

c) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União, e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações, em 30.09.2004 e 30.06.2004, é a seguinte:

Doações e subvenções destinadas a investimentos	47.937
Reversão e amortização	2.230
Participação da União	3.758
Outras	2.639
	56.564

d) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Detentora da Concessão ou Autorização	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões				
UHE Salto Santiago	Controladora	1.420	28.09.1998	28.09.2028
UHE Salto Osório	Controladora	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	Controladora	226	28.09.1998	28.09.2028
UHE Itá	Controladora/ ITASA	1.450	28.12.1995	16.10.2030
UHE Machadinho	Controladora	1.140	15.07.1997	15.07.2032
UHE Cana Brava	CEM	450	27.08.1998	27.08.2033
II–Autorizações				
Complexo Jorge Lacerda	Controladora	857	25.09.1998	28.09.2028
UTE Charqueadas	Controladora	72	25.09.1998	28.09.2028
UTE Alegrete	Controladora	66	25.09.1998	28.09.2028
UTE William Arjona	Controladora	190	02.06.2000	28.04.2029
UTE Jacuí	Controladora	350	07.02.2002	07.02.2032
UTE Lages	Lages Bioenergética	28	30.10.2002	30.10.2032

A concessão pertinente à UHE Itá está compartilhada com a controlada em conjunto Itá Energética S.A. – ITASA (ver Nota 7-b.1).

A concessão da UHE Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

e) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, de acordo com o item n ° 44 da deliberação n ° 183/95 da Comissão de Valores Mobiliários, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, no conjunto de seu parque gerador, produzem fluxo de caixa positivo.

f) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

g) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a UTE Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no Município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 9 – UNIDADES 4 E 5 DA UTE WILLIAM ARJONA

As unidades geradoras 4 e 5 da UTE William Arjona, com potência total de 70 MW, utilizam gás natural para geração de energia elétrica e foram implantadas com o objetivo específico de atender a Comercializadora Brasileira de Energia Emergencial – CBEE, sob a regência do Contrato de Suprimento de Energia Elétrica firmado em 10.01.2002, com vigência até 31.12.2004.

A Administração da Companhia vinha considerando a possibilidade de desativar tais unidades geradoras no final do contrato com a CBEE. Em linha com esta possibilidade, a Companhia está amortizando o valor econômico destes ativos no período de sua utilização, de forma a atingir um valor residual compatível com o valor estimado de alienação. A adoção deste procedimento não prejudica a capacidade de recuperação dos ativos através de sua operação durante a vigência do contrato.

Neste contexto, foi reconhecido o valor de R$ 10.429 no resultado até o 3º trimestre de 2004, que somado aos valores referentes às amortizações relativas a 2002 e 2003 totaliza R$ 31.737, restando o valor de R$ 3.477 a ser amortizado até o final de 2004. Estes valores estão sendo considerados "diferenças temporárias", para fins fiscais.

Em 26 de outubro de 2004 a Administração da Companhia comunicou à Assessoria do Ministério de Minas e Energia que as referidas unidades geradoras serão mantidas a partir de 1º de janeiro de 2005, conforme explicado na Nota 23 – Evento Subseqüente.

NOTA 10 – USINA TERMELÉTRICA JACUÍ

No mês de junho de 2004 a Companhia firmou parceria estratégica, transferindo 33,33% do empreendimento Jacuí à empresa Elétrica Jacuí S.A. - ELEJA, por R$ 29.000, nos termos do Contrato de Transferência de Participação em Empreendimento firmado entre as partes. A ELEJA é uma SPE constituída pela Riomaggiore Mineração Ltda., com a finalidade específica de conclusão do projeto. A transferência incluiu direitos, licenças, autorizações, projetos, estudos, desenhos, plantas e documentos, livros e inscrições fiscais, além de bens, terrenos, equipamentos, construções civis e outras instalações, que constituem parte substancial do acervo necessário e/ou adequado à implantação do empreendimento, localizado no Município de Charqueadas, Estado do Rio Grande do Sul.
No mês de maio de 2004, a Companhia, fundamentada em laudo emitido por empresas especializadas, havia procedido à baixa de bens vinculados ao projeto Jacuí que se tornaram imprestáveis ou obsoletos. Os bens baixados foram doados ao Centro de Tecnologia em Automação e Informática – CTAI, órgão vinculado ao SENAI/SC, e serão utilizados para treinamento em seus cursos profissionalizantes.

NOTA 11 - FORNECEDORES

	30.09.2004	30.06.2004
Energia elétrica	64.020	96.739
Combustíveis fósseis	53.526	50.328
Materiais e serviços	39.685	29.949
	157.231	**177.016**

NOTA 12 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	30.09.2004			30.06.2004		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	111.664	502.996	614.660	112.650	546.328	658.978
Instituições financeiras	25.343	187.159	212.502	23.817	204.964	228.781
	137.007	**690.155**	**827.162**	**136.467**	**751.292**	**887.759**
Moeda Nacional						
ELETROBRÁS	64.772	265.029	329.801	63.180	281.831	345.011
Instituições financeiras	10.681	43.869	54.550	10.173	46.504	56.677
	75.453	**308.898**	**384.351**	**73.353**	**328.335**	**401.688**
	212.460	**999.053**	**1.211.513**	**209.820**	**1.079.627**	**1.289.447**

b) Mutação dos empréstimos e financiamentos:

	Circulante	Longo Prazo
Saldo em 31.03.2004	**202.299**	**1.107.085**
Liquidações	(100.106)	-
Transferências	75.245	(75.245)
Encargos gerados no trimestre	25.277	-
Variações monetárias geradas no trimestre	7.105	47.787
Saldo em 30.06.2004	**209.820**	**1.079.627**
Liquidações	(35.893)	-
Transferências	23.675	(23.675)
Encargos gerados no trimestre	25.388	(165)
Variações monetárias geradas no trimestre	(10.530)	(56.734)
Saldo em 30.09.2004	**212.460**	**999.053**

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Set/04
R$ Milhões
238
29%
Euro
517
62%
Dólar
Norte
Americ.
72
9%
Libra
Esterlina


Dívida Externa em Jun/04
R$ Milhões
249
28%
Euro
560
63%
Dólar
Norte
Americ.
79
9%
Libra
Esterlina

e) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Set/04
R$ Milhões
54
14%
Não
indexado
330
86%
IVRRGR


Dívida Nacional em Jun/04
R$ Milhões
57
14%
Não
indexado
345
86%
IVRRGR

IVRRGR - Índice de Variação Recursos da RGR

f) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.200
1.000
800
600
400
200
0
75
103
204
214
283
297
73
77
66
69
298
320
999
1.080
2005
2006
2007
2008
2009
De 2010 até 2024
Total
Set/04
Jun/04

g) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (11,90% a 12,00% a.a, no 2° trimestre de 2004)
Taxas flutuantes: 16,89% a.a. (16,78% a.a., no 2° trimestre de 2004)

Mercado externo

Taxas fixas: 6,00% a 8,49% a.a. (6,00% a 8,49% a.a., no 2° trimestre de 2004)
Taxas flutuantes: 1,78% a 9,45% a.a. (1,78% a 9,45% a.a, no 2° trimestre de 2004)

NOTA 13 – PROVISÕES – OBRIGAÇÕES ESTIMADAS

	30.09.2004		30.06.2004	
	Circulante	Longo prazo	Circulante	Longo prazo
Provisões trabalhistas	11.709	-	10.286	-
Provisão para grandes manutenções	16.763	18.024	13.432	17.833
Provisão aquisição energia elétrica	5.968	-	34.249	-
Provisão bônus gerencial	1.008	-	973	-
Provisão participação nos lucros ou resultados	425	-	419	-
Outras	223	600	6.101	594
	36.096	18.624	65.460	18.427

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

04.01 - NOTAS EXPLICATIVAS

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

A provisão para aquisição de energia elétrica refere-se à parcela de responsabilidade da Companhia, em virtude da exposição da ITASA no MAE no período de junho de 2001 a fevereiro de 2002, por força do Despacho ANEEL nº 288/2002. Os valores decorrentes dessa exposição foram reconhecidos pela ITASA na rubrica "despesas antecipadas" e vinham sendo amortizados concomitantemente com a realização das receitas provenientes do reajuste extraordinário de preço da energia contratada pelos seus acionistas, concedido para manter o equilíbrio econômico-financeiro dos respectivos contratos de compra e venda de energia elétrica entre as partes. Os aditivos contratuais firmados para este fim tinham vigência até 31.01.2005.

Estudos desenvolvidos pela Administração da ITASA indicaram que os reajustes extraordinários faturados contra os sócios, até junho de 2004, foram suficientes para garantir o equilíbrio econômico-financeiro dos contratos acima mencionados. Desta forma, em 21.06.2004 foi firmado novo Termo Aditivo ao Contrato de Compra e Venda de Energia Elétrica, antecipando o término da vigência do reajuste extraordinário temporário, relativamente ao contrato de 167 MW, de 31.01.2005 para 30.06.2004, com efeitos a partir de 1º de julho de 2004. Como conseqüência, a Companhia procedeu à reversão da provisão existente para este fim, no valor de R$ 23.777, no mês de julho de 2004.

O reajuste extraordinário decorrente do aditivo ao contrato de 61 MW continuará vigendo até seu vencimento, definido para 31.01.2005 (ver Nota 20). A reversão da provisão, no presente trimestre, decorrente do faturamento vinculado a este contrato, foi de R$ 4.504.

As reversões acima mencionadas foram neutralizadas, no resultado da Companhia, com o resultado negativo da equivalência patrimonial decorrente da realização das despesas antecipadas registradas no ativo da ITASA.

NOTA 14 - PROVISÕES PARA CONTINGÊNCIAS

A Companhia possui notificações fiscais e cíveis que estão sendo impugnadas administrativamente, bem como processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	30.09.2004				31.03.2004	
	Circulante	Longo Prazo	Total	Depósitos Judiciais	Total	Depósitos Judiciais
Trabalhistas						
Vínculo empregatício e reintegração	1.486	17.546	19.032	11.734	19.471	11.151
Periculosidade	73	862	935	403	965	398
Jornada de advogado e horas extras	54	637	691	333	1.357	328
Equiparação salarial e enquadramento funcional	56	667	723	183	897	185
Horas in itinere	62	738	800	187	1.266	184
Outras	157	1.851	2.008	2.284	2.389	2.369
	1.888	22.301	24.189	15.124	26.345	14.615
Cíveis						
Fornecedores		42.966	42.966	-	44.431	-
Atingidos pela UHE Ita		4.445	4.445	-	7.012	-
Danos emergentes e lucros cessantes		1.688	1.688	-	1.784	-
Doença ocupacional e acidente de trabalho		17.887	17.887	-	17.875	-
Outras	-	1.784	1.784	-	1.754	-
	-	68.770	68.770	-	72.856	-
Fiscais						
Contribuição Social	-	10.665	10.665	4.881	10.268	4.737
INSS	-	7.243	7.243	5.641	7.157	5.641
	-	17.908	17.908	10.522	17.425	10.378
	1.888	108.979	110.867	25.646	116.626	24.993

A Companhia é parte em processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras.

Os valores envolvidos estão abaixo discriminados:

	30.09.2004			30.06.2004		
	Risco possível	**Risco remoto**	**Total**	**Risco possível**	**Risco remoto**	**Total**
Trabalhistas	6.051	10.774	16.825	7.586	10.787	18.373
Cíveis	7.407	17.160	24.567	6.663	5.166	11.829
	13.458	**27.934**	**41.392**	**14.249**	**15.953**	**30.202**

NOTA 15 – BENEFÍCIOS PÓS-EMPREGO

Os passivos atuariais da Companhia são determinados por atuário independente, com base no Método da Unidade de Crédito Projetada.

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus atuais empregados e para aqueles que se aposentaram após 24.12.1997, e, através da Fundação Eletrosul de Previdência e Assistência Social – ELOS, para os participantes aposentados até 23.12.1997, data da cisão parcial da ELETROSUL.

A PREVIG e a ELOS são entidades fechadas de previdência complementar, pessoas jurídicas de direito privado, de fins não lucrativos, sendo que a primeira é patrocinada exclusivamente pela Tractebel Energia e a segunda, pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras.

A PREVIG e a ELOS administram Plano de Benefícios do tipo Benefício Definido - BD, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por idade;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício inicial de complementação de aposentadoria da PREVIG e da ELOS consiste, basicamente, na diferença entre a média aritmética dos 36 últimos salários reais de contribuição do empregado ao Plano, atualizados mês a mês pelo IGP-DI e o valor hipotético do benefício de aposentadoria da Previdência Social, calculado com a aplicação das regras que vigoravam antes da entrada em vigor da Lei nº 9.876, de 26.11.1999. Após sua concessão, a complementação de benefício é reajustada anualmente com base na variação do INPC.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,7825% da folha de salários (percentual ajustado mensalmente por um fator determinado em função da oscilação do número de empregados participantes do Plano) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições até o 3° trimestre de 2004 foi de R$ 5.113 (R$ 4.657 até o 3° trimestre de 2003).

A Companhia é responsável pelo custeio de 100% do valor das despesas administrativas da PREVIG e pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação). Ambas as despesas são limitadas em 15% do total das respectivas receitas previdenciais. O valor de responsabilidade da Companhia até o 3° trimestre de 2004 foi de R$ 2.198 (R$ 1.017 até o 3° trimestre 2003).

Em 04.10.2002, através do Ofício n° 1755/SPC/GAB/COA, a Secretaria de Previdência Complementar – SPC aprovou a rescisão do Convênio de Adesão da Companhia com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG, cujo Estatuto e Regulamento do Plano de Benefícios são os mesmos adotados pela Fundação ELOS, mantendo-se, assim, todos os direitos e obrigações da Patrocinadora e dos Participantes.

Em 25.01.2003, a ELOS e a PREVIG, com interveniência anuência das respectivas patrocinadoras, firmaram Termo de Acordo para Transferência Parcial dos Direitos e Obrigações do Plano de Benefícios de responsabilidade da Tractebel Energia na ELOS para o gerenciamento da PREVIG. Referido Termo de Acordo estabeleceu a transferência imediata dos ativos financeiros garantidores das reservas matemáticas de benefícios a conceder, correspondentes aos participantes que ainda não entraram em gozo de benefícios, e de benefícios concedidos, compreendendo os participantes assistidos que entraram em gozo de benefício após 23.12.1997. Estabeleceu, ainda, que as partes deverão buscar, de forma consensual, alternativas àquela aprovada pela SPC para a parcela do Plano de Benefícios de responsabilidade da Companhia que ainda não foi vertida da ELOS para a PREVIG. Considerando que o Termo de Acordo expirou no dia 20.09.2003, as partes estão buscando a regularização da situação o mais rapidamente possível.

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

Taxa de desconto – 11% a. a.
Taxa de retorno esperado dos ativos – 11% a. a.
Crescimento salarial futuro
- Participante ativo – 8% a. a.
- Participante auto-patrocinado – 5% a. a.
Crescimento dos benefícios da previdência social – 5% a. a.
Crescimento dos benefícios do Plano patrocinado pela Companhia – 5% a. a.
Inflação – 5% a. a.
Fator de capacidade
- Salários – 98%
- Benefícios – 98%

Hipóteses Demográficas

Tábua de Mortalidade (ativos) – GAM 1983
Tábua de Mortalidade de Inválidos – RRB 1944
Tábua de Entrada em Invalidez – RRB 1944
Tábua de Rotatividade – Experiência Towers Perrin
Idade de Aposentadoria – Primeira idade de elegibilidade
% de participantes ativos casados na data da aposentadoria – 95%
Diferença de idade entre participante e cônjuge – Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

% de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão – 100%
Fator de conversão do SB-40 – 140%

04.01 - NOTAS EXPLICATIVAS

Os valores reconhecidos no exercício de 2004, com efeitos no passivo atuarial líquido apurado em 30.09.2004, estão demonstrados a seguir:

Passivo líquido em 31.12.2003	**244.101**
Despesas reconhecidas na demonstração do resultado:	
Juros e variações monetárias sobre as obrigações contratadas	10.168
Contribuição da patrocinadora	4.064
Contribuição complementar	1.049
Complemento de despesas atuariais projetadas para 2004	27.655
	287.037
Amortização de obrigações contratadas	(35.948)
Passivo líquido em 30.09.2004	**251.089**
Classificação do passivo	
Circulante	52.768
Exigível a longo prazo	198.321
	251.089

NOTA 16 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 47.775, calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 140.516, correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto no Despacho ANEEL nº. 288, de 16.05.2002, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

04.01 - NOTAS EXPLICATIVAS

NOTA 17 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social da Companhia, em 30.09.2004 e 30.06.2004, é de R$ 2.445.766 e está representado por 652.742.193.511 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais classe A e 188.615.048.399 ações preferenciais classe B, todas sem valor nominal. O valor patrimonial da ação, por lote de mil, em 30.09.2004 é de R$ 4,80 (R$ 4,44 em 30.06.2004).
As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias. Essas ações têm prioridade na distribuição de dividendos, à razão de 8%, no caso das ações classe "A" e de 6%, para as de classe "B", calculados sobre o capital social das respectivas classes de ações, dividendos esses a serem entre elas rateados igualmente. Para ambas as classes de ações, o dividendo será calculado à razão de 3% do valor do patrimônio líquido a elas correspondente, caso tais dividendos sejam maiores que os calculados com base nas taxas retro mencionadas.

O quadro societário da Companhia, em 30.09.2004, está assim constituído:


Participação no Capital Total
UNIÃO FEDERAL 2,48%
BNDESPAR 5,04%
OUTROS 4,44%
TRACTEBEL EGI 78,30%
BANCO CLÁSSICO 9,74%


Participação no Capital Votante (Ações Ordinárias)
UNIÃO FEDERAL 3,13%
BNDESPAR 3,21%
OUTROS 2,86%
BANCO CLÁSSICO 10,40%
TRACTEBEL EGI 80,40%


Ações Preferenciais
UNIÃO FEDERAL
0,89%
BNDESPAR
9,53%
OUTROS
8,32%
BANCO
CLÁSSICO
8,12%
TRACTEBEL EGI
73,14%

	30.09.2004	30.06.2004
c) Composição das reservas		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	63.492	63.492
Reserva de retenção de lucros	843	843
	64.335	64.335

NOTA 18 – ARRENDAMENTO MERCANTIL

A Companhia utiliza operações de arrendamento mercantil para a renovação de seu parque de informática e de sua frota de veículos.

Os contratos atualmente existentes envolvem os seguintes bens:

a) Equipamentos de informática

O prazo de arrendamento é de 36 meses e a aquisição dos bens pela arrendatária está contratualmente assegurada pelo valor unitário de R$ 1,00. Existem, em 30.09.2004, 341 microcomputadores contratatados, representando cerca de 60% do total.

O saldo das contraprestações a pagar, em 30.09.2004, é de R$ 896, dos quais R$ 498 vencem nos próximos 12 meses e R$ 398, nos meses subseqüentes. O montante das contraprestações reconhecidas no resultado de janeiro a setembro de 2004 é de R$ 299 (R$ 172, de janeiro a setembro de 2003).

b) Frota de veículos

A Companhia tem contrato de arrendamento de 36 veículos, em 30.09.2004. Os contratos têm prazo de 36 meses, estando assegurada, à arrendatária, a aquisição dos bens no término dos contratos pelo valor equivalente a 20% do valor dos bens.

O saldo das contraprestações a pagar, na data-base das Informações Trimestrais é de R$ 1.892, dos quais R$ 785 vencem nos próximos 12 meses e R$ 1.107, nos meses subseqüentes. O montante das contraprestações reconhecidas no resultado de janeiro a setembro de 2004 é de R$ 406.

NOTA 19 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal de US$ 13.810 mil, equivalente a R$ 39.477 em 30.09.2004, amortizado semestralmente a partir de 15.04.2003. No 3º trimestre de 2004, esta operação gerou despesa de R$ 346 (R$ 461 no 3º trimestre de 2003), devidamente reconhecida nas demonstrações financeiras.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo e nos contratos iniciais de compra e venda de energia, efetuada com as distribuidoras, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes. Este mecanismo já se mostrou eficaz quando houve necessidade de utilizá-lo, evitando prejuízos à Companhia.

A partir de 2003, com a redução das vendas de energia elétrica vinculadas aos contratos iniciais, conjugado com a entrada em operação de novas usinas, a Companhia deu inicio à ampliação de sua carteira de clientes, focando clientes industriais, os chamados Consumidores Livres. Para minimizar o risco de crédito diante desses parceiros comerciais foi criada, na Companhia, a área de crédito, cujo escopo do trabalho compreende a análise prévia e o estabelecimento, em conjunto com o Comitê de Crédito, de limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em ratings divulgados pelas agências classificadoras de risco.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	30.09.2004		30.06.2004	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos e encargos em moeda estrangeira	827.162	784.783	887.759	811.045
Empréstimos e encargos em moeda nacional	384.351	375.253	401.688	392.024
	1.211.513	1.160.036	1.289.447	1.203.069

Nas controladas, as operações envolvendo instrumentos financeiros não apresentam diferenças relevantes entre os valores médios de mercado e os valores apresentados nas demonstrações financeiras.

NOTA 20 – TRANSAÇÕES COM PARTES RELACIONADAS

A Companhia possui contratos com suas controladas e com sua controladora indireta, conforme a seguir especificados:

Itá Energética S. A. – ITASA

Contrato de Prestação de Serviços de Operação e Manutenção da UHE ITÁ, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na UHE Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na UHE Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Em 26.06.2003, a Companhia assinou aditivos aos Contratos de Compra e Venda de Energia Elétrica, com vigência para o período de fevereiro de 2004 a janeiro de 2005, que têm por finalidade o reajuste, em caráter extraordinário, do preço da energia contratada, para fazer face ao saldo da exposição da ITASA no MAE, no período de junho de 2001 a fevereiro de 2002, cuja liquidação ocorreu em 03.07.2003.

Na mesma data de 26.06.2003, a Companhia celebrou Termo de Compromisso visando à antecipação do pagamento dos Reajustes Extraordinários previstos nos aditivos aos contratos mencionados acima, com taxa de desconto de 0,949% a.m. sobre o valor total do reajuste extraordinário, tendo sido pago à ITASA, em 04.07.2003, o montante de R$ 58.453, a título de adiantamento, dos quais remanesce um saldo, em 30.09.2004, no valor de R$ 5.968, na rubrica "Adiantamentos a Fornecedores" (R$ 34.249, em 30.06.2004).

Conforme mencionado na Nota 13, em 21.06.2004 foi firmado novo Termo Aditivo ao Contrato de Compra e Venda de Energia Elétrica, antecipando o término da vigência do reajuste extraordinário temporário, relativamente ao contrato de 167 MW acima mencionado, de 31.01.2005 para 30.06.2004, com efeitos a partir de 1° de julho de 2004. O reajuste extraordinário decorrente do aditivo ao contrato de 61 MW continuará vigendo até seu vencimento, definido para 31.01.2005.

Companhia Energética Meridional – CEM

Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

Lages Bioenergética Ltda.

Contrato firmado em 02.01.2003, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Lages não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.03.2004, com o objetivo de regular a compra, pela controlada, de até 26 MW médios mensais de energia elétrica de propriedade da Companhia, com vigência até 01.04.2004 a 31.03.2017.

Contrato de Operação e Manutenção da Unidade de Co-geração Lages, celebrado em 01.04.2004, com término em 31.03.2012, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento. O valor contratual é reajustado anualmente com base na variação da remuneração definida em Acordo Coletivo de Trabalho dos empregados da Companhia.

Contrato com a Suez-Tractebel S.A. (Controladora Indireta)

Em 02.05.2002, a Companhia celebrou contrato com a Suez-Tractebel S.A. (atual denominação da Tractebel S.A.), sua controladora indireta, com sede em Bruxelas, Bélgica, cujo objeto é a prestação de serviços de consultoria em assuntos específicos por parte daquela empresa. A contratação foi aprovada por unanimidade pelos acionistas minoritários da Companhia, em AGE realizada em 29.04.2002, tendo o acionista controlador renunciado ao direito de voto. O prazo do contrato é de 36 meses, condicionada a sua revalidação, pelos acionistas minoritários, a cada período de 12 meses, em Assembléia convocada para este fim, e cuja eficácia ficou condicionada à aprovação da ANEEL, a qual se deu em 23.04.2003, através do Ofício nº 526/2003-SFF/ANEEL. O valor dos honorários durante a vigência do contrato está limitado ao montante anual não cumulativo de 1.500.000 EUROS e os serviços executados e respectivos honorários são submetidos ao conhecimento do Conselho Fiscal da Companhia, no qual tem assento um membro eleito pelos acionistas minoritários. A primeira revalidação, pelos acionistas minoritários, ocorreu na AGE realizada em 12.04.2004.

04.01 - NOTAS EXPLICATIVAS

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	30.09.2004							30.06.2004
	Tractebel EGI	**Suez-Tractebel S.A.**	**Lages**	**Tractebel Comercial.**	**CEM**	**ITASA**	**Total**	**Total**
Ativo								
Contas a receber	686	-	593	2.276	163	7.796	11.514	37.414
Passivo								
Fornecedores	-	-	-	-	26.239	12.062	38.301	49.785
Resultado								**30.09.2003**
Receita operacional	-	-	2.120	2.414	-	-	4.534	-
Receitas de serviços:								
Administração	-	-	61	-	433	-	494	399
Operação e manutenção	-	-	630	-	1.125	6.532	8.287	7.429
Dedução da Receita Operacional								
PIS\COFINS	-	-	-	12	4	551	567	-
Despesa operacional								
Compra energia	-	-	-	-	173.622	138.807	312.429	300.476
Consultoria	-	2.561	-	-	-	-	2.561	-
Outras	-	-	6	-	-	-	6	-
Financeiro								
Receita	-	-	-	-		3.165	3.165	4.781
Despesa	-	-	-	-	-	-	-	668

NOTA 21 – GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 30.09.2004 totaliza R$ 652.166 (R$ 651.172 em 30.06.2004).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações nº 98.2.654.3.1 e no Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.3, celebrados entre a controlada CEM e o BNDES, o primeiro em 19.05.1999, e aditado em 25.05.1999, e o segundo em 05.04.2000. Também é interveniente no Contrato de Empréstimo nº 1260/OC/BR firmado em 08.12.2000 e aditado em 06.03.2001, com o Banco Interamericano de Desenvolvimento – BID, tendo assumido, com ambos os agentes financeiros, as seguintes principais obrigações em relação aos contratos:

garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

ceder ao BNDES e ao BID quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES e ao BID, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 30.09.2004 totaliza R$ 598.858 (R$ 637.430 em 30.06.2004).

A CEM cedeu os recebíveis decorrentes da geração e da comercialização provenientes da UHE Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, em 25.07.2003, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 30.09.2004 totaliza R$ 48.313 (R$ 47.862 em 30.06.2004).

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Co-geração.

NOTA 22 – CONTRATOS DE LONGO PRAZO

Além dos contratos com sociedades controladas e com a controladora indireta citados na Nota 20, a Companhia possui direitos e compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a ELETROSUL Centrais Elétricas S.A., com vigência a partir de 1º de setembro de 1998.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com a ELETROSUL Centrais Elétricas S.A., garantindo o uso da Rede Básica para entrega da energia elétrica vendida através dos Contratos Iniciais. O contrato tem vigência a partir de 1º de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

Para atender os contratos de venda da energia elétrica liberada dos Contratos Iniciais e da energia elétrica oriunda das usinas que entraram em operação comercial a partir de 01.01.2002, a Companhia celebrou contratos com o Operador Nacional do Sistema Elétrico – ONS, através dos quais assumiu 50% dos custos de transmissão, ficando os 50% restantes sob a responsabilidade das concessionárias distribuidoras. Os custos, para a Companhia, totalizaram R$ 80.813 até 30.09.2004 (R$ 24.258, até 30.09.2003).

c) Contratos Iniciais de Compra e Venda de Energia Elétrica

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia Elétrica com as concessionárias abaixo relacionadas, os quais estão sendo reduzidos em 25% ao ano, a partir de 2003, até a completa extinção em 31.12.2005. As quantidades abaixo indicadas referem-se aos saldos contratuais para suprimento no período de 01.10.2004 a 31.12.2005:

- Rio Grande Energia S.A. – RGE: – Total de 1.113.372 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: – Total de 3.844.098 MWh;
- Companhia Estadual de Energia Elétrica – CEEE: – Total de 405.162 MWh;
- Empresa Energética de Mato Grosso do Sul S.A. – ENERSUL: – Total de 928.908 MWh;
- Furnas Centrais Elétricas S.A.: – Total de 1.722.762 MWh;
- AES Sul – Distribuidora Gaúcha de Energia S.A.: – Total de 1.294.542 MWh.

d) Contratos Bilaterais de Venda de Energia Elétrica

A energia não comprometida com os Contratos Iniciais, inclusive a que está sendo liberada daqueles contratos a partir de 2003, vem sendo contratada com empresas distribuidoras e consumidores livres. Desta forma, a Companhia possui, entre outros, os seguintes principais contratos para venda de energia elétrica:

- Rio Grande Energia S.A. – RGE: Período de 01.10.2004 a 31.12.2014 – Total de 45.499.138 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Período de 01.10.2004 a 31.12.2008 - Total de 25.047.663 MWh;
- Companhia Paulista de Força de Força e Luz: Período de 01.10.2004 a 31.12.2010 – Montante global de 10.029.480 MWh;
- Companhia Piratininga de Força e Luz: Período de 01.10.2004 a 31.12.2010 – Montante global de 5.932.764 MWh;
- Light Serviços de Eletricidade S.A.: Período de 01.10.2004 a 31.12.2007 – Total de 1.207.205 MWh;
- Comercializadoras: O total global dos contratos com concessionárias comercializadoras, referente ao período de 01.10.2004 a 31.12.2014 é de 26.888.842 MWh;
- Consumidores Livres: Os contratos com clientes Consumidores Livres, para o período de 01.10.2004 a 31.12.2011, totalizam 23.014.698 MWh.

e) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

f) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de 5 anos a partir de junho de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada no Município de Campo Grande – MS.

NOTA 23 – EVENTO SUBSEQÜENTE

Em 26 de outubro de 2004, a Companhia comunicou à Assessoria do Ministério de Minas e Energia que, após o término do contrato com a CBEE, as unidades geradoras 4 e 5 da UTE William Arjona serão mantidas e estarão à disposição para a operação centralizada, de acordo com as normas e procedimentos do ONS, a partir de 01.01.2005, nas mesmas condições das unidades 1, 2 e 3.

Conforme mencionado na Nota 9, as referidas unidades geradoras poderiam ser desativadas após o término do Contrato com a Comercializadora Brasileira de Energia Emergencial – CBEE, cuja vigência se encerra em 31.12.2004, o que fez com que a Administração da Companhia passasse a adotar procedimento contábil compatível com tal circunstância.

A Administração da Companhia está analisando se a situação que se configurou exigirá ajustes nos valores de tais ativos, os quais, se necessários, serão reconhecidos no quarto trimestre de 2004.

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Jan Franciscus María Flachet (Vice-Presidente)
Victor-Frank de Paula Rosa Paranhos
Manoel Arlindo Zaroni Torres
Dirk Beeuwsaert
Nicolas Alain Marie Tissot
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios

Luciano Flávio Andriani
Diretor Administrativo

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

No presente trimestre, a Companhia apresentou lucro líquido de R$ 235.335, superior em 130,24% ao apurado no mesmo período do ano anterior, o qual foi de R$ 102.211.

Deve-se ressaltar que o lucro do 3° trimestre do ano anterior, acima mencionado, foi fortemente afetado pela constituição da Provisão para Créditos de Liquidação Duvidosa, no valor de R$ 142.949, correspondente a R$ 94.346, líquidos dos efeitos tributários.

O quadro abaixo, mostra a evolução dos principais indicadores de resultado no período:

Indicador	2004		2003		% Variação Acumulada
	3° Trimestre	Acumulado	3° Trimestre	Acumulado	
Receitas operacionais líquidas	645.710	1.807.186	459.876	1.286.195	40,51
Lucro bruto	328.067	833.822	203.764	502.083	66,07
Margem bruta	50,81%	46,14%	44,31%	39,04%	7,10 p.p.
Lajida (Ebitda) (1)	333.772	785.905	141.895	521.277	50,77
Resultado do serviço	267.475	625.874	85.448	325.598	92,22
Resultado financeiro	47.971	(49.204)	(29.587)	62.177	(179,14)
Resultado operacional	341.661	616.150	72.619	462.979	33,08
Lucro líquido do período	235.335	533.901	102.211	379.901	40,54
Margem líquida	36,45%	29,54%	22,23%	29,54%	-

(1) Lajida (Ebitda): Lucro Operacional + resultado financeiro + depreciação e amortização.

Embora as vendas decorrentes dos contratos iniciais venham sofrendo redução, desde 2003, à razão de 25% ao ano, a energia elétrica descontratada vem sendo vendida em contratos bilaterais com melhores preços. Adicionalmente, a Companhia exportou energia elétrica para o Uruguai e para a Argentina, perfazendo os montantes de R$ 69.297 no presente trimestre e de R$ 129.453 no período de maio a setembro de 2004.

A substituição dos contratos iniciais por contratos bilaterais, por sua vez, acarreta a incidência de encargos de uso da rede elétrica, onerando o resultado. O valor destes encargos no presente trimestre foi de R$ 42.108 representando 286,42% de crescimento em relação ao mesmo trimestre do ano anterior (R$ 10.897).

Faturamento de energia elétrica

DEMONSTRATIVO DO FATURAMENTO DE ENERGIA ELÉTRICA										
	3° TRIM/04		ACUMULADO 2004		3° TRIM/03		ACUMULADO 2003		% VARIAÇÃO ACUMULADA	
	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA (MWh)	DEMANDA (MWh)	ENERGIA	DEMANDA
Contratos Iniciais	3.100.798	3.702	9.291.751	14.604	4.634.540	8.233	13.845.427	24.585	(32,89)	(40,60)
Contratos Bilaterais	4.855.181	126	12.766.377	505	1.410.088	183	4.093.031	558	211,91	(9,50)
Total	7.955.979	3.828	22.058.128	15.109	6.044.628	8.416	17.938.458	25.143	22,97	(39,91)

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Reversão de Provisões Operacionais – Gerais e Administrativas

Neste trimestre foram efetuadas reversões de provisões operacionais, no montante de R$ 39.217. Deste total, R$ 23.777 são decorrentes da antecipação do término do reajuste extraordinário temporário da compra de energia da ITASA, conforme mencionado na Nota 13 do quadro 04.01 e R$ 11.364 referem-se a realização de provisões anteriormente constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas e, portanto, não afetam o lucro líquido do período.

Geração bruta de energia elétrica

a) Geração hidráulica

GERAÇÃO HIDRÁULICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	3° TRIM/04	ACUMULADO SET/04	3° TRIM/03	ACUMULADO SET/03	TRIMESTRE	ACUMULADO
UHE Passo Fundo	168.397	570.848	291.980	907.765	(42,33)	(37,12)
UHE Salto Osório	1.419.286	3.425.212	1.055.551	3.628.096	34,46	(5,59)
UHE Salto Santiago	2.113.872	5.038.561	1.479.197	5.314.262	42,91	(5,19)
UHE Itá	1.666.946	3.874.888	871.281	3.678.287	91,32	5,34
UHE Machadinho	1.221.988	2.790.442	580.656	2.383.744	110,45	17,06
Total	6.590.489	15.699.951	4.278.665	15.912.154	54,03	(1,33)

A UHE Itá é explorada em consórcio com a Itá Energética S.A. - ITASA, que tem direito a 60,5% da energia assegurada da usina.

A UHE Machadinho é explorada em consórcio, sendo que a Tractebel Energia tem participação de 16,94% da energia assegurada da usina.

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	3° TRIM/04	ACUMULADO SET/04	3° TRIM/03	ACUMULADO SET/03	TRIMESTRE	ACUMULADO
UTE Alegrete	240	808	-	-	100,00	100,00
UTE Charqueadas	71.781	178.764	43.977	114.822	63,22	55,69
UTE Arjona	139.407	439.567	126.182	379.766	10,48	15,75
Complexo Jorge Lacerda	1.219.611	3.364.833	911.889	2.599.501	33,75	29,44
Total	1.431.039	3.983.972	1.082.048	3.094.089	32,25	28,76

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2004	4 - 30/06/2004
1	Ativo Total	6.149.329	6.069.344
1.01	Ativo Circulante	1.118.930	979.908
1.01.01	Disponibilidades	2.827	7.869
1.01.01.01	Numerário Disponível	2.827	7.869
1.01.02	Créditos	1.084.739	922.333
1.01.02.01	Títulos e Valores Mobiliários	571.410	292.477
1.01.02.02	Recursos Vinculados a Pgto de Obrigações	11.228	8.602
1.01.02.03	Consumidores e Concessionárias	459.436	467.023
1.01.02.04	Prov. p/Créditos de Liq. Duvidosa	(141.275)	(143.720)
1.01.02.05	Adiantamento a Fornecedores	5.962	19.527
1.01.02.06	Créditos da Cta Cons.Combustível-CCC/CDE	25.903	25.711
1.01.02.07	Alienações, Desativ., Serv.e Disp.Reemb.	9.932	12.817
1.01.02.08	Tributos e Contrib. Sociais a Recuperar	40.680	81.621
1.01.02.09	Cauções e Depósitos Vinculados - MAE	11.055	10.547
1.01.02.10	Devedores Diversos - Conc.Energia Elétr.	6.760	6.760
1.01.02.11	Ativo Fiscal Diferido	83.648	140.968
1.01.03	Estoques	13.352	13.983
1.01.04	Outros	18.012	35.723
1.01.04.01	Despesas Pagas Antecipadamente	11.464	29.270
1.01.04.02	Outros	6.548	6.453
1.02	Ativo Realizável a Longo Prazo	340.154	350.882
1.02.01	Créditos Diversos	339.671	350.399
1.02.01.01	Concessionárias	16.905	18.912
1.02.01.02	Devedores Diversos - Conc.Energia Eletr.	15.312	16.953
1.02.01.03	Tributos e Contrib.Sociais a Recuperar	38.339	37.624
1.02.01.04	(-) Prov.p/Perdas Recup. Créditos ICMS	(29.743)	(29.743)
1.02.01.05	Cauções e Depósitos Vinculados	55.263	56.545
1.02.01.06	Depósitos Judiciais	25.648	24.995
1.02.01.07	Alienação de Bens e Direitos	28.802	28.000
1.02.01.08	Ativo Fiscal Diferido	189.145	197.113
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	483	483
1.03	Ativo Permanente	4.690.245	4.738.554
1.03.01	Investimentos	51.802	53.489
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	49.935	51.622
1.03.01.02.01	Ágio	49.935	51.622
1.03.01.03	Outros Investimentos	1.867	1.867
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.742	1.742
1.03.01.03.02	Outros	125	125
1.03.02	Imobilizado	4.582.936	4.627.254
1.03.03	Diferido	55.507	57.811

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2004	4 -30/06/2004

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2004	4 - 30/06/2004
2	Passivo Total	6.149.329	6.069.344
2.01	Passivo Circulante	669.675	699.904
2.01.01	Empréstimos e Financiamentos	292.594	288.879
2.01.01.01	Principal	262.748	268.989
2.01.01.02	Encargos	29.846	19.890
2.01.02	Debêntures	31.245	23.905
2.01.02.01	Principal	21.622	18.892
2.01.02.02	Encargos	9.623	5.013
2.01.03	Fornecedores	135.733	152.981
2.01.04	Impostos, Taxas e Contribuições	27.549	22.619
2.01.04.01	Tributos e Contribuições Sociais	27.549	22.619
2.01.05	Dividendos a Pagar	2.678	2.696
2.01.05.01	Dividendos Prop.Juros s/Capital Próprio	2.678	2.696
2.01.06	Provisões	38.143	74.017
2.01.06.01	Obrigações Estimadas	36.255	65.582
2.01.06.02	Contingências	1.888	8.435
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	141.733	134.807
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	13.218	7.969
2.01.08.02	Benefícios Pós-Emprego	52.768	40.616
2.01.08.03	Passivo Fiscal Diferido	47.775	48.603
2.01.08.04	Adiantamentos de Clientes	0	11.742
2.01.08.05	Concessões a Pagar	1.462	1.306
2.01.08.06	Outros	26.510	24.571
2.02	Passivo Exigível a Longo Prazo	2.343.957	2.469.078
2.02.01	Empréstimos e Financiamentos	1.691.947	1.819.378
2.02.02	Debêntures	160.829	160.022
2.02.03	Provisões	128.819	128.026
2.02.03.01	Obrigações Estimadas	19.628	19.394
2.02.03.02	Contingências	109.191	108.632
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	362.362	361.652
2.02.05.01	Tributos e Contribuições Sociais	7.202	7.385
2.02.05.02	Concessões a Pagar	153.904	144.580
2.02.05.03	Benefícios Pós-Emprego	198.321	206.840
2.02.05.04	Outros	2.935	2.847
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	3.135.697	2.900.362
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	64.335	64.335

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2004	4 -30/06/2004
2.05.04.01	Legal	63.492	63.492
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	843	843
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	533.901	298.566

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2004 a 30/09/2004	4 - 01/01/2004 a 30/09/2004	5 - 01/07/2003 a 30/09/2003	6 - 01/01/2003 a 30/09/2003
3.01	Receita Bruta de Vendas e/ou Serviços	709.571	1.985.630	510.567	1.409.131
3.01.01	Suprimento de Energia Elétrica	534.469	1.496.779	390.040	1.074.008
3.01.02	Fornecimento de Energia Elétrica	97.048	276.367	59.973	172.491
3.01.03	Comercialização de Energia Elétrica	2.391	2.391	0	0
3.01.04	Subvenção Combustível - CCC/CDE	70.804	198.344	57.486	154.695
3.01.05	Serviço Prestado	1.194	3.470	1.103	3.116
3.01.06	Venda de Cinzas	2.958	7.269	1.849	4.533
3.01.07	Outras	707	1.010	116	288
3.02	Deduções da Receita Bruta	(47.705)	(132.628)	(38.475)	(85.850)
3.02.01	Impostos e Contribuições	(46.610)	(129.671)	(36.992)	(82.377)
3.02.02	Repasse - CCC/CDE - Vendas de Cinzas	(1.095)	(2.957)	(1.483)	(3.473)
3.03	Receita Líquida de Vendas e/ou Serviços	661.866	1.853.002	472.092	1.323.281
3.04	Custo de Bens e/ou Serviços Vendidos	(278.071)	(820.035)	(214.606)	(642.178)
3.04.01	Pessoal	(15.787)	(55.900)	(13.110)	(39.608)
3.04.02	Material	(6.026)	(11.106)	(2.324)	(6.064)
3.04.03	Serviço de Terceiro	(11.582)	(26.267)	(6.802)	(19.236)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC/CDE	(69.202)	(193.912)	(54.934)	(152.143)
3.04.05	Combustível p/Prod.Ener.Elétrica	(39.086)	(110.999)	(14.486)	(59.212)
3.04.06	Compens.Financ.p/Utiliz.Rec. Hídricos	(18.054)	(42.332)	(10.215)	(36.825)
3.04.07	Depreciação / Amortização	(50.064)	(149.997)	(48.959)	(148.076)
3.04.08	Energia Elétrica Comprada p/Revenda	(82.815)	(245.942)	(67.624)	(191.306)
3.04.09	Uso de Bem Público - UBP	(1.245)	(3.588)	(4.577)	(13.394)
3.04.10	Constituição de Provisões Operacionais	(7.786)	(23.357)	(6.335)	(11.106)
3.04.11	Reversão de Provisões Operacionais	29.014	57.935	21.154	52.751
3.04.12	Seguros	(2.677)	(7.922)	(3.352)	(13.118)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2004 a 30/09/2004	4 - 01/01/2004 a 30/09/2004	5 - 01/07/2003 a 30/09/2003	6 - 01/01/2003 a 30/09/2003
3.04.13	Outras	(2.761)	(6.648)	(3.042)	(4.841)
3.05	Resultado Bruto	383.795	1.032.967	257.486	681.103
3.06	Despesas/Receitas Operacionais	(27.770)	(393.656)	(175.234)	(176.632)
3.06.01	Com Vendas	(48.871)	(111.359)	(164.042)	(194.532)
3.06.01.01	Pessoal	(920)	(3.363)	(710)	(2.379)
3.06.01.02	Serviço de Terceiro	144	(431)	(502)	(1.044)
3.06.01.03	Encargos de Uso da Rede Elétrica	(49.368)	(106.485)	(17.938)	(43.880)
3.06.01.04	Provisão/Reversão-Créditos Liqu.Duvidosa	2.445	2.445	(143.720)	(143.720)
3.06.01.05	Outras	(1.172)	(3.525)	(1.172)	(3.509)
3.06.02	Gerais e Administrativas	(24.105)	(133.559)	32.889	(13.905)
3.06.02.01	Pessoal	(7.814)	(25.504)	(6.469)	(20.731)
3.06.02.02	Serviço de Terceiro	(5.538)	(16.061)	(3.225)	(9.545)
3.06.02.03	Depreciação / Amortização	(2.233)	(6.677)	(2.181)	(6.557)
3.06.02.04	Constituição de Provisões Operacionais	(4.849)	(81.481)	(23.221)	(35.108)
3.06.02.05	Reversão de Provisões Operacionais	10.586	38.695	82.076	97.675
3.06.02.06	Taxa de Fiscalização	(1.785)	(5.355)	(1.606)	(4.819)
3.06.02.07	Previdência Privada - SB-40	(5.311)	(16.801)	(6.925)	(17.535)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.687)	(5.060)	(1.687)	(5.060)
3.06.02.09	Outras	(5.474)	(15.315)	(3.873)	(12.225)
3.06.03	Financeiras	45.206	(148.738)	(44.081)	31.805
3.06.03.01	Receitas Financeiras	13.387	59.483	23.308	61.307
3.06.03.01.01	Rendas de Aplicações Financeiras	14.613	41.229	17.360	48.198
3.06.03.01.02	Variação Monetária	(2.171)	5.741	585	3.652
3.06.03.01.03	Outras	945	12.513	5.363	9.457
3.06.03.02	Despesas Financeiras	31.819	(208.221)	(67.389)	(29.502)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2004 a 30/09/2004	4 - 01/01/2004 a 30/09/2004	5 - 01/07/2003 a 30/09/2003	6 - 01/01/2003 a 30/09/2003
3.06.03.02.01	Encargos de Dívidas	(43.556)	(133.816)	(36.955)	(151.670)
3.06.03.02.02	Encargos de Debêntures	(5.385)	(16.297)	(6.340)	(19.444)
3.06.03.02.03	Encargos/Reversão Enc. s/Prov.Operac.	1.114	(1.459)	(1.399)	(7.779)
3.06.03.02.04	Encargos s/Obrig.Contr. Fundação ELOS	(1.721)	(5.242)	(1.824)	(5.469)
3.06.03.02.05	Encargos s/Concessão ANEEL	(3.487)	(9.736)	(2.748)	(7.283)
3.06.03.02.06	Variação Monetária s/Empr.Financiamentos	97.489	8.068	(5.483)	240.687
3.06.03.02.07	Variação Monetária - Debêntures	(2.566)	(7.613)	(911)	(6.650)
3.06.03.02.08	Var.Monet.s/Prov./Rev.Provisões Operac.	1.216	(528)	917	(9.400)
3.06.03.02.09	Var.Monet.s/Obrig.Contr.Fundação ELOS	(1.728)	(4.926)	(169)	(10.804)
3.06.03.02.10	Var. Monet. s/Concessão ANEEL	(5.993)	(14.282)	(3.588)	(25.322)
3.06.03.02.11	Variação Monetária - Outras	(2.148)	(5.457)	576	(3.162)
3.06.03.02.12	Outras	(1.416)	(16.933)	(9.465)	(23.206)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	356.025	639.311	82.252	504.471
3.08	Resultado Não Operacional	(80)	(2.635)	(313)	(2.821)
3.08.01	Receitas	28	29.028	0	694
3.08.02	Despesas	(108)	(31.663)	(313)	(3.515)
3.09	Resultado Antes Tributação/Participações	355.945	636.676	81.939	501.650
3.10	Provisão para IR e Contribuição Social	(56.148)	(62.219)	(86.134)	(180.538)
3.10.01	Contribuição Social	(16.575)	(18.214)	(21.575)	(46.754)
3.10.02	Imposto de Renda	(39.573)	(44.005)	(64.559)	(133.784)
3.11	IR Diferido	(64.462)	(40.556)	106.406	58.789
3.11.01	Contribuição Social	(15.517)	(39.175)	26.039	13.400

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2004 a 30/09/2004	4 - 01/01/2004 a 30/09/2004	5 - 01/07/2003 a 30/09/2003	6 - 01/01/2003 a 30/09/2003
3.11.02	Imposto de Renda	(48.945)	(1.381)	80.367	45.389
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuizo do Período	235.335	533.901	102.211	379.901
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00036	0,00082	0,00016	0,00058
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

As demonstrações financeiras consolidadas contemplam as variações patrimoniais da Controladora e de suas controladas CEM, ITASA e Lages Bioenergética, porquanto a controlada Delta Energética não desenvolveu atividades operacionais no presente trimestre e as transações da controlada Tractebel Energia Comercializadora resultaram em um prejuízo inexpressivo de R$ 53.

Desta forma, adicionalmente aos comentários sobre o desempenho da Controladora, apresentados no quadro 05.01, o desempenho das referidas controladas está sintetizado a seguir.

A CEM apurou lucro líquido de R$ 35.435, enquanto no mesmo período de 2003 o lucro líquido foi de R$ 2.578. A mudança favorável da perfomace daquela controlada decorre, substancialmente, dos efeitos cambiais sobre a dívida que a mesma tem com o Inter-American Development Bank – IDB, pois no presente trimestre o Real apresentou recuperação de 8,01%, em relação ao Dólar Norte Americano, gerando variação cambial positiva de R$ 32.656, enquanto no mesmo período de 2003 o Real sofreu desvalorização de 1,79%, gerando perda cambial de R$ 7.797.

A dívida em moeda estrangeira da CEM, no montante de R$ 495.532 representa 75,71% dos empréstimos e financiamentos, fazendo com que a flutuação cambial afete substancialmente o seu resultado econômico.

A receita líquida de vendas, que neste trimestre foi de R$ 60.532, aumentou 23,19% em relação à verificada no mesmo período de 2003 (R$ 49.136), em função da atualização contratual pela variação anual do IGP-M.

A controlada em conjunto ITASA apresentou prejuízo de R$ 20.844, no presente trimestre. Este resultado é decorrente da transferência, para o resultado, do valor de R$ 42.947 que se encontrava registrado na rubrica "despesas antecipadas", em virtude do cancelamento do reajuste extraordinário temporário de preços da energia elétrica vendida aos seus acionistas, conforme detalhado na Nota 13 do quadro 04.01.

A equivalência patrimonial reconhecida pela Companhia, proporcionalmente à sua participação naquela controlada, refletindo o cancelamento do reajuste extraordinário acima mencionado, foi neutralizada pela reversão da provisão anteriormente constituída, a qual seria realizada à medida que ocorresse o faturamento, pela ITASA, do reajuste extraordinário.

As demais transações da controlada ITASA ocorreram dentro da normalidade, sem efeitos importantes no resultado da Companhia.

Relativamente à Lages Bioenergética, o lucro líquido do 3º trimestre foi de R$ 2.682, o qual, adicionado ao lucro líquido apurado no 1º semestre, atingiu R$ 3.169. Deve-se registrar que, embora a central geradora que compõe o ativo daquela controlada tenha sido liberada para operação comercial em 23.12.2003, as transações comerciais tiveram início somente a partir de março de 2004.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	02.201.268/0001-17	ABERTA CONTROLADA	99,99	10,29
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		225.171		225.171	
02	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	7,89
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.607		253.607	

15.01 - PROJETOS DE INVESTIMENTO

Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Município de Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 350 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra paralisada, com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida e renovada em janeiro de 2004

Conforme mencionado na Nota 10 do quadro 04.01, em junho de 2004 a Companhia transferiu 33,33% do empreendimento à empresa Elétrica Jacuí S.A. – ELEJA.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.335.761 mil, equivalentes a R$ 9.535.606 em 30.09.2004, e de lucro cessante com valor declarado de US$ 388.900 mil, equivalentes a R$ 1.111.710 em 30.09.2004. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 150.000 mil, equivalentes a R$ 428.790 em 30.09.2004, por evento.

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A partir de 19.12.2003 a UHE Cana Brava, cuja concessão pertence à controlada CEM, foi incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 320.000 mil, equivalentes a R$ 914.752 em 30.09.2004, e lucro cessante de US$ 35.500 mil, equivalentes a R$ 101.480 em 30.09.2004, através do endosso nº 1095000026.

A controlada CEM mantém a cobertura de manutenção ampla pelo período de dois anos após a entrada em operação da 3ª unidade da usina, cuja data, prevista na apólice foi 15.01.2003.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 25.000 mil (1º risco) e US$ 25.000 mil (2º risco), equivalentes ao total de R$ 142.930 em 30.09.2004. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A CEM contratou Seguro Contra Terrorismo com vigência de 04.12.2003 à 04.12.2004, com valor declarado para danos materiais de US$ 320.000 mil, equivalentes a R$ 914.752 e de lucros cessantes de US$ 35.500 mil, equivalentes a R$ 101.480 em 30.09.2004. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 100.000 mil, equivalentes a R$ 285.860 em 30.09.2004.

A controlada Lages Bioenergética Ltda. possui seguro de Riscos de Engenharia com cobertura para a fase de testes e durante 12 meses de manutenção ampla.

- A manutenção ampla da usina (exceto o gerador) encerra-se em abril de 2005.

- O teste do gerador foi transferido e será realizado de 22.10.2004 a 22.11.2004 e a manutenção ampla será de 23.11.2004 a 23.112005.

Os limites máximos de indenização são os seguintes:

- Obras civis em construção / instalação e montagem – R$ 44.712 alterado para R$ 58.365.
- Responsabilidade civil geral e cruzada – R$ 1.806.

A Lages Bioenergética possui, também, Seguro de Riscos Operacionais com vigência de 22.12.2003 a 22.12.2004, com cobertura para obras civis-prédios de US$ 3.821 mil, equivalentes a R$ 10.923 em 30.09.2004 e cobertura para máquinas, móveis e utensílios de US$ 16.179 mil, equivalentes a R$ 46.249 em 30.09.2004. O limite máximo de indenização é de US$ 20.000 mil, equivalentes a R$ 57.172 em 30.09.2004.

Além destes seguros estratégicos, a Companhia possui seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, seguro de responsabilidade de executivos extensivo as suas controladas, bem como, seguro de vida em grupo para os seus diretores e empregados.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Serviços de Auditoria - Instrução CVM nº 381, de 14.01.2003

Os auditores independentes da Companhia não prestam outros serviços além dos serviços de auditoria contábil.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTAS EXPLICATIVAS AO BALANÇO PATRIMONIAL E À DEMONSTRAÇÃO DE RESULTADO CONSOLIDADOS

NOTA 1 – CONSUMIDORES E CONCESSIONÁRIAS

	Consolidado				
	30.09.2004				30.06.2004
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Consumidores livres	33.235	3.691	103	37.029	34.277
Concessionárias	166.431	-	-	166.431	171.397
Comercializadoras	51.168	194	916	52.278	35.048
Exportação	32.597	3.827	-	36.424	56.510
Transações no âmbito do MAE	153.324	-	13.950	167.274	169.791
	436.755	**7.712**	**14.969**	**459.436**	**467.023**
(-) Provisão para Créditos de Liquidação Duvidosa	(141.275)	-	-	(141.275)	(143.720)
	295.480	**7.712**	**14.969**	**318.161**	**323.303**
Longo prazo					
Transações no âmbito do MAE	16.905	-	-	16.905	18.912
	16.905	**-**	**-**	**16.905**	**18.912**

NOTA 2 – TÍTULOS E VALORES MOBILIÁRIOS

	Consolidado	
	30.09.2004	30.06.2004
Certificado de Depósito Bancário – CDB	459.254	212.221
Letras Financeiras do Tesouro – LFT	49.230	29.330
Notas do Banco Central – NBC-E	26.652	28.700
Debêntures	36.274	22.990
	571.410	**293.241**
Provisão para redução ao valor de mercado	-	(764)
	571.410	**292.477**

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até a data-base das Informações Trimestrais.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 3 – ATIVO FISCAL DIFERIDO

	Consolidado				
	30.09.2004				30.06.2004
Natureza dos créditos	**Base de cálculo**	**Imposto de renda**	**Contribuição social**	**Total**	**Total**
Provisão para perdas Jacuí	606.171	-	54.555	54.555	54.555
Remuneração das Imobilizações em Curso - RIC	252.512	33.433	-	33.433	33.433
Provisão para contingências	106.486	26.622	9.584	36.206	38.280
Provisão para grandes manutenções	35.303	8.826	3.178	12.004	10.788
Provisão bônus gerencial	1.008	252	91	343	331
Participação de empregados nos lucros	631	158	57	215	212
Provisão aquisição energia elétrica	5.968	1.492	537	2.029	11.644
Provisão para deságio na alienação de créditos fiscais	73	18	7	25	34
Provisão para créditos de liquidação duvidosa	141.275	35.319	12.714	48.033	48.865
Provisão honorários advocatícios	600	150	54	204	202
Provisão para amortização acelerada UTE William Arjona	31.737	7.934	2.856	10.790	9.608
Provisão para desvalorização de títulos e valores mobiliários	-	-	-	-	260
Provisão p/perdas com créditos de ICMS	29.743	7.436	2.677	10.113	10.113
Benefícios pós-emprego	148.371	37.092	13.353	50.445	49.054
Outras provisões	-	-	-	-	2.066
Prejuízo fiscal	7.478	1.870	-	1.870	43.296
Base negativa da contribuição social	139.203	-	12.528	12.528	25.340
	-	160.602	112.191	272.793	338.081
Classificação do ativo fiscal diferido:					
Circulante		62.378	21.270	83.648	140.968
Realizável a longo prazo		98.224	90.921	189.145	197.113
		160.602	112.191	272.793	338.081

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízo fiscal e de base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Tendo em vista que a controlada em conjunto ITASA iniciou suas operações comerciais em 30 de junho de 2000, encerrando aquele exercício com lucro de R$ 9.001 e prejuízo de R$ 11.733 no exercício de 2001, a referida controlada deixou de reconhecer, em suas demonstrações financeiras, novos ativos fiscais diferidos a partir de 01.01.2002. A administração daquela controlada entende que os ativos existentes, incluindo os não reconhecidos, serão recuperados com lucros tributáveis futuros, estando aguardando, porém, a evidência de histórico de lucratividade para voltar a reconhecer tais ativos.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estudos técnicos de viabilidade, examinados pelo Conselho Fiscal e aprovados pelos órgãos de administração da Companhia e de sua controlada CEM indicam que os ativos fiscais diferidos serão totalmente recuperados por lucros tributáveis futuros. Referidos estudos técnicos estão em consonância com a Instrução CVM nº 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados pela Administração da Companhia, conforme abaixo apresentados:

	Consolidado								
Natureza dos ativos	2004	2005	2006	2007	2008	Próximos 2 anos	Próximos 3 anos	Após 2013	Total
Provisão para perdas Jacuí	-	-	-	-	-	4.910	7.365	42.280	54.555
Provisão para créditos de liquidação duvidosa	-	-	-	-	-	48.033	-	-	48.033
Demais diferenças temporárias	24.064	24.842	12.044	14.911	18.296	45.868	15.782	-	155.807
Prejuízo fiscal	518	1.352	-	-	-	-	-	-	1.870
Base negativa da contribuição social	6.461	6.067	-	-	-	-	-	-	12.528
Ativo fiscal diferido, registrado	**31.043**	**32.261**	**12.044**	**14.911**	**18.296**	**98.811**	**23.147**	**42.280**	**272.793**
Ativo fiscal diferido, não registrado	-	2.819	1.362	-	-	-	-	29.695	33.876
	31.043	35.080	13.406	14.911	18.296	98.811	23.147	71.975	306.669

Na elaboração do quadro acima, o ano de 2004 compreende somente 3 meses (outubro a dezembro).

NOTA 4 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Consolidado			
	30.09.2004		30.09.2003	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**636.676**	**636.676**	**501.650**	**501.650**
Diferenças permanentes				
Adições				
Amortização de ágio	-	5.060	-	5.060
Gratificação e 13° de dirigentes	-	1.065	-	973
Doações incentivadas	150	150	-	-
Doações indedutíveis	758	758	205	205
Ajuste de controlada tributada pelo lucro presumido	(1.196)	(1.824)	-	-
Outras despesas indedutíveis	468	468	618	618
Exclusões				
Reversão de juros sobre o capital próprio			(144.000)	(144.000)
Provisão para perdas UTE Jacuí	-	(365.581)	-	-
Remuneração das Imobilizações em Curso – RIC	-	(95.085)	-	(10.076)
(=) Base de cálculo dos tributos no resultado	**636.856**	**181.687**	**358.473**	**354.430**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(57.317)**	**(45.422)**	**(32.262)**	**(88.608)**
Adicional de 10% sobre lucro até R$ 20 mensais	-	54	-	45
Ajuste incentivos fiscais	-	150	-	-
Contribuição social e imposto de renda sobre prejuízos de controladas não reconhecidos em créditos fiscais diferidos	(132)	(337)	-	-
Ajuste de base negativa da CSLL anterior a 1992	-	-	(1.074)	-
Outros	60	169	(18)	168
(=) Contribuição social e imposto renda no resultado	**(57.389)**	**(45.386)**	**(33.354)**	**(88.395)**
Composição dos tributos no resultado:				
Corrente	(18.214)	(44.005)	(46.754)	(133.784)
Diferido	(39.175)	(1.381)	13.400	45.389
	(57.389)	(45.386)	(33.354)	(88.395)

NOTA 5 – ATIVO IMOBILIZADO

	Consolidado		
	30.09.2004		30.06.2004
	Taxas médias de reintegração	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Intangível			
Direito de Exploração UHE Cana Brava		88.664	88.664
Software		14	-
		88.678	88.664
(-) Amortização Acumulada	3,2	(6.239)	(5.527)
		82.439	**83.137**
Tangível			
Geração Hidráulica			
UHE Salto Santiago	2,5	638.761	638.691
UHE Salto Osório	2,8	288.901	288.646
UHE Passo Fundo	2,5	123.257	123.216
UHE Itá (participação em consórcio)	2,3	1.778.789	1.778.694
UHE Cana Brava	2,5	868.147	868.082
UHE Machadinho	2,4	178.888	178.890
		3.876.743	3.876.219
(-) Depreciação Acumulada		(988.357)	(964.396)
		2.888.386	**2.911.823**
Geração Térmica			
Complexo Jorge Lacerda	4,2	2.453.135	2.452.063
UTE Charqueadas	4,4	55.300	54.959
UTE Alegrete	4,0	8.101	8.101
UTE Willian Arjona	4,3	142.872	144.951
UTE Lages	4,3	57.819	57.776
		2.717.227	2.717.850
(-) Depreciação Acumulada		(1.155.966)	(1.130.485)
		1.561.261	**1.587.365**
Sistema de Comunicação	6,1	1.674	1.674
(-) Depreciação Acumulada		(1.001)	(932)
		673	**742**
Equipamentos Gerais e Outros	10,0	29.864	29.587
(-) Depreciação Acumulada		(15.978)	(15.738)
		13.886	**13.849**
		4.546.645	**4.596.916**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Composição do Ativo Imobilizado (continuação)

	Consolidado	
	30.09.2004	30.06.2004
	Custo corrigido	Custo corrigido
Total das Imobilizações em Serviço	**4.546.645**	**4.596.916**
Imobilizações em Curso		
Geração Hidráulica		
UHE Salto Santiago (obra de adição)	842	287
UHE Salto Osório (obra de adição)	11.183	8.416
UHE Itá (custos retardatários)	5.796	5.823
UHE Cana Brava	2.038	2.252
Outros	171	1.172
	20.030	**17.950**
Geração Térmica		
UTE Jacuí	56.064	55.740
UTE Jorge Lacerda (obra de adição)	4.792	3.901
UTE Charqueadas (obra de adição)	275	531
UTE Lages	9.049	6.740
Outros	988	67
	71.168	**66.979**
Outros	**1.782**	**2.098**
	92.980	**87.027**
Imobilizações líquidas	**4.639.625**	**4.683.943**
Obrigações Especiais	**(56.689)**	**(56.689)**
	4.582.936	**4.627.254**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 6 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Consolidado					
	30.09.2004			30.06.2004		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	111.664	502.996	614.660	112.650	546.328	658.978
Instituições financeiras	60.588	527.098	587.686	59.921	583.586	643.507
	172.252	1.030.094	1.202.346	172.571	1.129.914	1.302.485
Moeda Nacional						
ELETROBRÁS	64.772	265.029	329.801	63.180	281.831	345.011
Instituições financeiras	55.570	396.824	452.394	53.128	407.633	460.761
	120.342	661.853	782.195	116.308	689.464	805.772
	292.594	1.691.947	1.984.541	288.879	1.819.378	2.108.257

b) Mutação no trimestre

	Consolidado	
	Circulante	Longo Prazo
Saldo em 31.03.2004	**275.003**	**1.833.290**
Saques	-	5.995
Liquidações	(134.531)	-
Transferências	95.971	(95.971)
Encargos gerados no trimestre	42.992	1.336
Variações monetárias geradas no trimestre	9.444	74.728
Saldo em 30.06.2004	**288.879**	**1.819.378**
Saques	-	-
Liquidações	(69.731)	-
Transferências	43.866	(43.866)
Encargos gerados no trimestre	42.660	1.228
Variações monetárias geradas no trimestre	(13.080)	(84.793)
Saldo em 30.09.2004	**292.594**	**1.691.947**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Set/04
R$ Milhões
238
20%
Euro
72
6%
Libra
Esterlina
892
74%
Dólar
Norte
Americ.


Dívida Externa em Jun/04
R$ Milhões
249
19 %
Euro
79
6 %
Libra
Esterlina
974
75%
Dólar
Norte
Americ.

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Set/04
R$ Milhões
54
7%
Não
indexado
330
42%
UVRRGR
398
51%
URTJLP


Dívida Nacional em Jun/04
R$ Milhões
57
7%
Não
indexado
345
43%
UVRRGR
404
50%
URTJLP

IVRRGR - Índice de Variação Recursos da RGR
URTJLP - Unidade de Referência da Taxa de Juros de Longo Prazo

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
2.100
1.800
1.500
1.200
900
600
300
0
114
157
295
308
374
391
162
169
150
156
597
638
1.692
1.819
2005
2006
2007
2008
2009
De 2010 até 2024
Total
Set/04
Jun/04

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (11,90% a 12,00% a.a., no 2° trimestre de 2004)
Taxas flutuantes: 12,00% a 16,89%a.a. (12,00% a 16,78% a.a., no 2° trimestre de 2004)

Mercado externo

Taxas fixas: 6,00% a 8,49% a.a. (6,00% a 8,49% a.a., no 2° trimestre de 2004)
Taxas flutuantes: 1,78% a 9,45% a.a. (1,78% a 9,45% a.a., no 2° trimestre de 2004)

NOTA 7 - DEBÊNTURES

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures teve início em 01.10.2003 com vencimento final em 01.04.2013, e ocorre semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

O saldo desta obrigação, atualizado até 30.09.2004 é de R$ 103.326, sendo R$ 12.112 no passivo circulante e R$ 91.214 no exigível a longo prazo (até 30.06.2004, R$ 99.947, sendo R$ 9.540 no passivo circulante e R$ 90.407 no exigível a longo prazo).

O total devido a longo prazo tem seus vencimentos assim programados:

	30.09.2004	30.06.2004
2005	3.893	3.859
2006	8.365	8.291
2007	9.202	9.121
2008	10.122	10.033
2009	11.134	11.036
2010	12.248	12.139
De 2011 até 2013	36.250	35.928
	91.214	**90.407**

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1ª série terá início em 1° de dezembro de 2004, com vencimento final em 1° de dezembro de 2013 e a da 2ª série, a partir de 1° de junho de 2004, com vencimento final em 1° de junho de 2013.

Os juros sobre as debêntures são pagos anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 e os da 2° série a partir de 1° de junho de 2002 e são calculados conforme abaixo:

1ª série: de 01.12.2001 a 01.12.2003 – IGP-M + 11,2% a.a. (já pagos)
de 02.12.2003 a 01.12.2013 – IGP-M + 9,4% a.a.
2ª série: de 01.06.2002 a 01.06.2004 – IGP-M + 11,2% a.a. (já pagos)
de 02.06.2004 a 01.06.2013 – IGP-M + 9,4% a.a.

O saldo de principal e juros, atualizado até 30.09.2004, é de R$ 182.046, sendo R$ 39.246 no passivo circulante e R$ 142.800 no exigível a longo prazo (até 30.06.2004, R$ 172.268, sendo R$ 29.468 no passivo circulante e R$ 142.800 no exigível a longo prazo).

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

O total devido a longo prazo tem seus vencimentos assim programados:

	30.09.2004	30.06.2004
2005	8.400	8.400
2006	16.800	16.800
2007	16.800	16.800
2008	16.800	16.800
2009	16.800	16.800
2010	16.800	16.800
De 2011 até 2013	50.400	50.400
	142.800	142.800

NOTA 8 - CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível e no passivo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da UHE Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

O saldo desta obrigação, atualizado até 30.09.2004, é de R$ 155.366, sendo R$ 1.462 no passivo circulante e R$ 153.904 no exigível a longo prazo (até 30.06.2004, R$ 145.886, sendo R$ 1.306 no passivo circulante e R$ 144.580 no exigível a longo prazo).

O total devido a longo prazo tem seus vencimentos assim programados:

	30.09.2004	30.06.2004
2005	364	711
2006	1.459	1.422
2007	1.459	1.422
2008	1.459	1.422
2009	1.459	1.422
2010	1.459	1.422
De 2011 até 2023	146.245	136.759
	153.904	144.580

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Aos administradores e acionistas
Tractebel Energia S.A.

1 Efetuamos uma revisão especial das Informações Trimestrais (ITRs) da Tractebel Energia S.A. (individuais e consolidadas), compreendendo o balanço patrimonial em 30 de setembro de 2004, a demonstração do resultado para o trimestre findo naquela data, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é emitir relatório, sem expressar opinião sobre essas Informações Trimestrais.

2 Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil – IBRACON, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia, quanto aos principais critérios adotados na elaboração das Informações Trimestrais e b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e operações da companhia.

3 Baseados em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais referidas no parágrafo 1 para que estejam de acordo com as práticas contábeis previstas na legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela CVM – Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das Informações Trimestrais.

4 Conforme descrito na nota explicativa nº 8 (e), a companhia mantém ativos relativos as unidades geradoras, que no conjunto do seu parque gerador produzem resultado positivo. Entretanto, com base em projeções de fluxo de caixa futuro descontado a valor presente elaboradas internamente, alguns ativos integrantes do seu parque gerador não seriam recuperados pelas suas operações futuras, se considerados isoladamente. Contudo, a administração da companhia aguarda a definição de uma nova estrutura para o setor elétrico, que possa produzir efeitos diretos e definitivos de forma a caracterizar o fluxo de caixa esperado na respectiva unidade de geração.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

5 As Informações Trimestrais, compreendendo o balanço patrimonial em 30 de junho de 2004 foram revisados por nós e emitimos relatório de revisão especial sem ressalva e ênfase idêntica a mencionada no parágrafo 4 em 12 de agosto de 2004, e a demonstração do resultado para o trimestre findo em 30 de setembro de 2003 foi revisada por outros auditores independentes, que emitiram relatório de revisão especial sem ressalva e com ênfase semelhante a mencionada no parágrafo 4 em 13 de novembro de 2003.

Florianópolis, 12 de novembro de 2004.

Estefan George Haddad
Sócio - contador
CRC 1DF008320/O-5 "S" SC
Trevisan Auditores Independentes
CRC 2SP013439/O-5 "S" SC

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

GRUPO	QUADRO	DESCRIÇÃO	PÁGINA
01	01	IDENTIFICAÇÃO	1
01	02	SEDE	1
01	03	DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)	1
01	04	REFERÊNCIA DO ITR	1
01	05	COMPOSIÇÃO DO CAPITAL SOCIAL	2
01	06	CARACTERÍSTICAS DA EMPRESA	2
01	07	SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS	2
01	08	PROVENTOS EM DINHEIRO	2
01	09	CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO	3
01	10	DIRETOR DE RELAÇÕES COM INVESTIDORES	3
02	01	BALANÇO PATRIMONIAL ATIVO	4
02	02	BALANÇO PATRIMONIAL PASSIVO	5
03	01	DEMONSTRAÇÃO DO RESULTADO	7
04	01	NOTAS EXPLICATIVAS	11
05	01	COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE	50
06	01	BALANÇO PATRIMONIAL ATIVO CONSOLIDADO	52
06	02	BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO	54
07	01	DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO	56
08	01	COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE	60
09	01	PARTICIPAÇÃO EM SOCIEDADES CONTROLADAS E/OU COLIGADAS	61
15	01	PROJETOS DE INVESTIMENTO	62
16	01	OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES	63
17	01	RELATÓRIO DA REVISÃO ESPECIAL	77
		COMPANHIA ENERGÉTICA MERIDIONAL - CEM	
		ITÁ ENERGÉTICA S.A. - ITASA	/78